GREENBERG
ATTORNEYS AT LAW
TRAURIG

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

02 NOV 26 AM 10: 16

02060006

SUPPL

November 21, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Genetic Technologies Limited. (the "Issuer")
File Number 82-34627

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in Australia:

1. Appendix 3B in respect of the application for the listing of 1,400,000 new shares previously in escrow (December 13, 2001);

2. Appendix 3B in respect of 507,560 shares issued to Australian residents in respect of the acquisition of 12,689 shares in XY Inc. (December 13, 2001);

3. Announcement to the market dated December 13, 2001.

4. Appendix 3B in respect of the exercise of 140,000 options at 20 cents (December 17, 2001);

5. Confirmation from ASX of issue of new listed shares dated December 17, 2001;

6. Appendix 3B in respect of Dr. Mervyn Jacobson, Ian Dennis and Fred Bart (January 4, 2002);

7. Quarterly report for the quarter ended December 31, 2001 in respect of remaining mining assets (January 4, 2002);

8. Appendix 3B in respect of the issue of 4,970,000 to staff under the Staff Share Plan (January 21, 2002);

9. Announcement to the market regarding the ADR level I program (January 22, 2002);

10. Appendix 4C quarterly cash report for the quarter ended December 31, 2001 (January 23, 2002);

dlw 11/26

11. Confirmation from ASX of the issue of unlisted options.

12. Announcement to the market regarding first license agreement to Genetic Solutions Pty Limited (January 31, 2002);

13. Appendix 3Y for Dr. Mervyn Jacobson in respect of purchase of 200,000 shares (February 20, 2002);

14. Announcement to the market re AgGenomics Pty Limited (February 28, 2002);

15. Half Yearly report to December 31, 2001 (March 12, 2002);

16. Announcement to the market re first USA license granted to Sequenom Inc. (April 8, 2002);

17. Announcement to the market re license to Nanogen Inc. (April 16, 2002);

18. Appendix 3B in relation to the exercise of 238,589 options (April 16, 2002);

19. Appendix 4C Quarterly cash report for the quarter ended March 31, 2002 (April 17, 2002);

20. Quaraterly report for the quarter ended March 31, 2002 (April 17, 2002);

21. Appendix 3B in relation to the exercise of 337,161 options (April 17, 2002);

22. Confirmation from ASX of the exercise of 575,750 unlisted options;

23. Announcement to the market re NASDAQ listing progress (April 18, 2002);

24. Appendix 3Y in respect of the purchase of 100,000 shares by Dr. Mervyn Jacobson (April 18, 2002);

25. Appendix 3B in relation to the exercise of 28,000 options and issue of 315,000 shares to our US license attorneys, Blakely Sokoloff Taylor & Zafman (May 3, 2002);

26. Confirmation from ASX in relation to issue of 343,000 shares.

27. Announcement to the market re sale of Victorian Mining Assets (June 5, 2002);

28. Announcement to the market re change of address (June 6, 2002);

29. Announcement to the market re change of auditors (June 14, 2002);

30. Quarterly report for quarter ended June 30, 2002 in respect of remaining mining assets (July 1, 2002);

31. Announcement to the market re AIDS progress report.

32. Announcement to the market re PGGP progress report;

33. Appendix 3Y in respect of the purchase of 244,600 shares by Dr. Mervyn Jacobson (July 15, 2002);

34. Appendix 4C quarterly cash report for the quarter ended June 30, 2002 (July 31, 2002);

35. Appendix 3B in respect of the issue of 121,941 shares at 41 cents and the issue of 400,000 options under the Staff Share Plan (August 1, 2002);

36. Appendix 3Y in respect of the purchase of 13,900 shares by Dr. Mervyn Jacobson (August 5, 2002);

37. Confirmation from ASX in relation to issue of 121,941 shares.

38. Announcement to the market re issue of license to Perlegen Sciences Inc. (September 9, 2002);

39. Appendix 4B preliminary final report for the year ended June 30, 2002 (September 13, 2002);

40. Appendix 3Y in respect of purchase of 28,500 shares by Dr. Mervyn Jacobson (September 24, 2002);

41. ASX announcement re lodgment of 2002 Financial Statements (September 30, 2002)

42. Gtech Updates.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ACN, ARBN or ARSN

009 212 328

02 NOV 26 AM 10: 16

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,400,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES RANKING EQUALLY WITH EXISTING LISTED SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	20 CENTS
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	APPLICATION FOR LISTING OF SHARES PREVIOUSLY ISSUED NOW RELEASED FROM ESCROW ON 13 DECEMBER 2001
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 DECEMBER 2001

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	143,758,164	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	116,004,000	RESTRICTED ORDINARY
		58,002,000	RESTRICTED OPTIONS AT 20 CENTS - 14/4/2005
		11,998,000	OPTIONS AT 20 CENTS – 14/4/2005
		3,000,000	OPTIONS AT 45 CENTS – 14/4/2005
		3,500,000	OPTIONS AT 61 CENTS – 30/11/2007

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	1,400,000
39 Class of +securities for which quotation is sought	ORDINARY

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
41 Reason for request for quotation now **Example: In the case of restricted securities, end of restriction period** (if issued upon conversion of another security, clearly identify that other security)	END OF RESTRICTION PERIOD

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
143,758,164	ORDINARY

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 December 2001.
(Executive Director)

Print name: ..IAN DENNIS..

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

File Number 82-34627

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

02 NOV 26 AM 10:16

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ACN, ARBN or ARSN

009 212 328

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	507,560
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES RANKING EQUALLY WITH EXISTING LISTED SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	55 CENTS
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARES ISSUED AS THE ACQUISITION COST OF 12,689 COMMON SHARES IN XY INC OF FORT COLLINS, COLORADO
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 DECEMBER 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
144 265,724	ORDINARY

Number	+Class

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	116,004,000 58,002,000 11,998,000 3,000,000 3,500,000	RESTRICTED ORDINARY RESTRICTED OPTIONS AT 20 CENTS - 14/4/2005 OPTIONS AT 20 CENTS – 14/4/2005 OPTIONS AT 45 CENTS – 14/4/2005 OPTIONS AT 61 CENTS –30/11/2007
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 December 2001.
(Executive Director)

Print name: ..IAN DENNIS..

== == == == ==

+ See chapter 19 for defined terms.

genetic technologies

File Number 82-34627

13 December 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

02 NOV 26 AM 10: 15

By Fax 1300 300 021 – 1 page

Dear Sir,

Purchase of Shares in XY, Inc.

Genetic Technologies Limited ("GTG") is pleased to announce that it has made an initial purchase of 12,689 common shares in XY, Inc. of Colorado, USA.

XY, Inc. is the recognised world leader in livestock sex selection research and is currently commencing the commercialisation of its technology in USA, Europe and South America.

The shares were purchased by swapping shares from existing shareholders in XY, Inc. on the basis of 40 GTG shares for each common share in XY, Inc. GTG has issued 507,560 ordinary shares today to satisfy the acquisition of these shares. The shareholding represents less than 1% of the issued capital of XY, Inc.

Dr Mervyn Jacobson, Executive Chairman of GTG is also Chairman and a significant shareholder of XY, Inc.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Ground Floor 140 Phillip Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

File Number 82-34627

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ACN, ARBN or ARSN

009 212 328

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	140,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES RANKING EQUALLY WITH EXISTING LISTED SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	20 CENTS
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF 140,000 UNLISTED OPTIONS AT 20 CENTS EACH THESE UNLISTED OPTIONS CAME OUT OF ESCROW ON 28 NOVEMBER 2001
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 DECEMBER 2001

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	144 405,724	ORDINARY

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	RESTRICTED
116,004,000	ORDINARY
58,002,000	OPTIONS AT 20 CENTS - 14/4/2005
	UNRESTRICTED
11,858,000	OPTIONS AT 20 CENTS – 14/4/2005
3,000,000	OPTIONS AT 45 CENTS – 14/4/2005
3,500,000	OPTIONS AT 61 CENTS –30/11/2007

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

+ See chapter 19 for defined terms.

39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 December 2001.
(Executive Director)

Print name: ..IAN DENNIS...

== == == == ==

+ See chapter 19 for defined terms.

File Number 82-34627

ASX
AUSTRALIAN STOCK EXCHANGE

02 NOV 26 AM 10: 16

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0445
Facsimile 61 2 9227 0808
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

17 December 2001

Mr Ian Dennis
Company Secretary
Genetic Technologies Limited
Ground Floor
140 Phillip Street
SYDNEY NSW 2000

Dear Mr Dennis

Please be advised of the following:

ADDITIONAL SECURITIES

Official quotation will be granted to the undermentioned securities as from the commencement of trading on Monday 17 December 2001.

GENETIC TECHNOLOGIES LIMITED (Home Branch - Perth)

1,907,560 ordinary shares comprising:

507,560	shares issued at 55 cents per share fully paid pursuant to the acquisition of 12,689 common shares in XY Inc. of Fort Collins, Colorado.
1,400,000	shares issued at 20 cents per share fully paid being shares upon which restrictions as to quotation have now expired.

ASX Code: GTG

These shares rank equally and merge with the existing quoted ordinary fully paid shares.

Oh
JAR

The quoted securities of the company are:

ordinary shares fully paid (GTG)	144,265,724

There also exist the following unquoted securities:

restricted shares fully paid (GTGAQ)	18,004,000
restricted shares fully paid (GTGAU)	98,000,000
options expiring 30 November 2007 exercisable at 61 cents (GTGAM)	3,500,000
options expiring 14 April 2005 exercisable at 45 cents (GTGAY)	3,000,000
options expiring 14 April 2005 exercisable at 20 cents (GTGAK)	700,000
options expiring 14 April 2005 exercisable at 20 cents (GTGAO)	11,298,000
restricted options expiring 14 April 2005 exercisable at 20 cents (GTGAS)	9,002,000
restricted options expiring 14 April 2005 exercisable at 20 cents (GTGAW)	49,000,000

If you have any queries regarding this confirmation letter please contact me on (02) 9227 0445, Sally Rogers on (02) 9227 0078, or David Tu on (02) 9227 0064.

Any other queries should be directed to Tony Walsh on (08) 9224 0015.

Yours sincerely

Karen Webb
Manager, Information Services - Companies

genetic technologies

File Number 82-34627

4 January 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 7 pages

Dear Sir,

Initial Director's Interest Notice

I enclose the Appendix 3X's for the three directors of the Company.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Ground Floor 140 Phillip Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited
ABN	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Mervyn Jacobson
Date of appointment	15 May 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
2,000,000 Unlisted options exercisable at 45 cents on or before 14 April 2005 2,000,000 Unlisted options exercisable at 61 cents on or before 30 November 2007 1,955,000 Ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
JGT Aps Mervyn Jacobson APS JGT Aps Dr Mervyn Jacobson controls these entities	49,000,000 Ordinary shares 49,000,000 Ordinary shares 49,000,000 Unlisted options exercisable at 20 cents on or before 14 April 2005

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited
ABN	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Fred Bart
Date of appointment	25 October 1996

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
500,000 Unlisted options exercisable at 61 cents on or before 30 November 2007

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Security & Equity Resources Limited	26,818,214 Ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited
ABN	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Alistair Dennis
Date of appointment	24 November 1994

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
1,000,000 Unlisted options exercisable at 45 cents on or before 14 April 2005 1,000,000 Unlisted options exercisable at 61 cents on or before 30 November 2007

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Ian Alistair Dennis and Caroline Dennis as trustees for the Ian Dennis Superannuation Fund	300,000 Ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

genetic technologies

File Number 82-34627

18 January 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 2 pages

02 NOV 26 AM 10: 16

Dear Sir,

Listing Rule 5.2

I enclose the report for the quarter ended 31 December 2001 in respect of the remaining mining assets of the Company required under ASX Listing Rule 5.2.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited

ACN 009 212 328

Report for the Quarter Ending 31 December 2001

1. Exploration Activities - Victorian Properties

1. *Mt Alexander Goldfield Project*

MIN 4470, MAL 41, EL 3242, EL 4235, EL 4372 and EL 4543

No exploration activities were carried out by the Company during the quarter. The mill remains on a care and maintenance program. Minasco Australia Pty Limited continues to market the Mt Alexander Goldfield Project with a view of an outright sale.

2. Exploration Activities - Duketon Belt Joint Venture (21.05%)

The Duketon Belt Project is a joint venture arrangement between the Company (21.05%) and Johnson's Well Mining NL (78.95% and manager) established to explore tenements totalling 123 square kilometres enclosing some 42 kilometres strike of the auriferous Duketon Belt greenstone formation located to the north of Laverton, Western Australia. The Company will not contribute any further funds to the Joint Venture and will dilute its interest accordingly. No field work was carried out during the period.

For and on behalf of the Board

IAN DENNIS
Executive Director

Ground Floor, 140 Phillip St, Sydney NSW 2000
Tel: (61-2) 9233 5015 Fax: (61-2) 9232 5313

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

File Number 82-34627

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ACN, ARBN or ARSN

009 212 328

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	UNLISTED OPTIONS UNDER STAFF SHARE PLAN 2001
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,970,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	UNLISTED OPTIONS TO STAFF UNDER THE STAFF SHARE PLAN APPROVED BY SHAREHOLDERS ON 30 NOVEMBER 2001. THE OPTIONS ARE ALL EXERCISABLE ON OR BEFORE 30 NOVEMBER 2007 AT THE FOLLOWING EXERCISE PRICES: 49 CENTS 1,570,000 OPTIONS 56 CENTS 2,150,000 OPTIONS 61 CENTS 1,250,000 OPTIONS

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	NOT APPLICABLE
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	ISSUE OF OPTIONS TO STAFF AND CONSULTANTS UNDER THE STAFF SHARE PLAN 2001 APPROVED BY SHAREHOLDERS ON 30 NOVEMBER 2001.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 JANUARY 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	144 405,724	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		RESTRICTED
		116,004,000	ORDINARY
		58,002,000	OPTIONS AT 20 CENTS - 14/4/2005
			UNRESTRICTED
		11,858,000	OPTIONS AT 20 CENTS – 14/4/2005
		3,000,000	OPTIONS AT 45 CENTS – 14/4/2005
		4,750,000	OPTIONS AT 61 CENTS – 30/11/2007
		2,150,000	OPTIONS AT 56 CENTS – 30/11/2007
		1,570,000	OPTIONS AT 49 CENTS – 30/11/2007

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	

+ See chapter 19 for defined terms.

39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 January 2002.
(Executive Director)

Print name: ..IAN DENNIS..

== == == == ==

+ See chapter 19 for defined terms.

genetic technologies

File Number 82-34627

22 January 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 2 pages

Dear Sir,

American Depositary Receipts

The Company has previously announced its intention of pursuing a NASDAQ listing in the USA using American Depositary Receipts (ADRs).

02 NOV 26 AM 10: 15

The Directors are pleased to announce that the first stage of the process has been completed. The Genetic Technologies ADRs became eligible to be traded in the Over-the-Counter ("OTC") Markets in the United States on Monday 14 January 2002 via an ADR Level 1 program sponsored by the Bank of New York.

The code for the Genetic Technologies ADR is **GNTLY** and its CUSIP number is 37185R109. Trading activity may be viewed on the Bloomberg website. www.bloomberg.com.

One Genetic Technologies ADR is represented by 30 ordinary shares of Genetic Technologies, as traded in the Australian market.

Genetic Technologies is currently preparing a Form 20-F for lodgment with the SEC as part of its next step of achieving the more significant ADR Level 2 program. A Level 2 ADR program is a US listing (with US GAAP and full SEC compliance). The listing will allow for Genetic Technologies ADRs to trade on the fully automated, screen based Small Cap NASDAQ market.

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Ground Floor 140 Phillip Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

For the benefit of shareholders the following information is provided:

About ADRs

ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue Depositary Receipts. Depositary Receipts may trade freely, just like any other security, in the OTC market.

Genetic Technologies Sponsored Level - 1 Depositary Receipts

Genetic Technologies has entered a sponsored Level – 1 ADR program, which is a convenient way to access the US market. The company's Level – 1 Depositary Receipts are traded in the US OTC market. The company does not have to comply with US Generally Accepted Accounting Principles (GAAP) or full Securities and Exchange Commission (SEC) disclosure. Essentially a sponsored Level – 1 Depositary Receipts program allows companies to enjoy the benefits of a publicly traded security in the US without changing its current reporting process.

US brokers may deal either directly in Genetic Technologies shares or in ADRs. Some USA investors, particularly certain domestic mutual funds, are constrained from investing directly in foreign securities and ADRs provide the opportunity for them to invest in ASX listed Genetic Technologies.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Ground Floor 140 Phillip Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

Appendix 4C

File Number 82-34627

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ACN or ARBN	Quarter ended ("current quarter")
009 212 328	31 DECEMBER 2001

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (....6...months) $A'000
1.1	Receipts from customers	323	593
1.2	Payments for		
	(a) staff costs	(469)	(893)
	(b) advertising and marketing	(42)	(88)
	(c) research and development	(20)	(202)
	(d) leased assets	-	-
	(e) other working capital	(1,173)	(1,330)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	28	41
1.5	Interest and other costs of finance paid	(5)	(9)
1.6	Income taxes paid	(2)	(4)
1.7	Other – Government Grant	175	175
	Net operating cash flows	(1,185)	(1,717)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (..6...months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,185)**	**(1,717)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	(98)
	(b) equity investments	(279)	(279)
	(c) intellectual property		
	(d) physical non-current assets	(18)	(31)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments	9,200	9,200
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	8,903	8,792
1.14	**Total operating and investing cash flows**	7,718	7,075
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	307	807
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	-	260
1.18	Repayment of borrowings	(387)	(387)
1.19	Dividends paid		
1.20	Other (provide details if material)*	-	-
	Net financing cash flows	(80)	680
	Net increase (decrease) in cash held	7,638	7,755
1.21	Cash at beginning of quarter/year to date	763	646
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	8,401	8,401

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	349
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

The amount included in at Item 1.24 includes $5,000 Directors fees and $83,256 in consulting fees and salaries paid to entities associated with Directors during the quarter. The amount also includes rental and outgoings of $261,185 on the Melbourne premises paid to an entity associated with a director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

The Company issued 150,000 ordinary shares on 10 October 2001 as advisory fees to GTH Capital Inc.

The Company issued 724,020 ordinary shares on 3 October 2001 as consideration for the acquisition of 36,201 Series B Preferred shares in Cytomation Inc.

In addition to the cash on hand the Company owns shares in Australian listed public companies with a current market value of approximately $1.4m.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	744	-
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,002	493
4.2	Deposits at call	7,399	-
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	8,401	763

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	DNA-ID Labs	
5.2	Place of incorporation or registration	Western Australia	
5.3	Consideration for acquisition or disposal	$98,000	
5.4	Total net assets	-	-
5.5	Nature of business	DNA Testing Laboratory	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 23 JANUARY 2002
(Director)

Print name: IAN DENNIS..

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

File Number 82-34627

ASX
AUSTRALIAN STOCK EXCHANGE

02 NOV 26 AM 10: 16

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0445
Facsimile 61 2 9227 0808
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

22 January 2002

Mr Ian Dennis
Company Secretary
Genetic Technologies Limited
Ground Floor
140 Phillip Street
SYDNEY NSW 2000

Dear Mr Dennis

Please be advised of the following:

CHANGE TO UNQUOTED SECURITIES

GENETIC TECHNOLOGIES LIMITED (Home Branch - Perth)

Following receipt of advice from the abovementioned company of the issue of unquoted options expiring 30 November 2007 (GTGAI and GTGAO), the company has the following securities on issue:

The quoted securities of the company are:	
ordinary shares fully paid (GTG)	144,405,724
There also exist the following unquoted securities:	
restricted shares fully paid (GTGAQ)	18,004,000
restricted shares fully paid (GTGAU)	98,000,000
options expiring 14 April 2005 exercisable at 20 cents (GTGAK)	11,858,000✓
options expiring 30 November 2007 exercisable at 61 cents (GTGAM)	4,750,000✓
options expiring 14 April 2005 exercisable at 45 cents (GTGAY)	3,000,000✓
restricted options expiring 14 April 2005 exercisable at 20 cents (GTGAS)	9,002,000✓
restricted options expiring 14 April 2005 exercisable at 20 cents (GTGAW)	49,000,000✓
options expiring 30 November 2007 exercisable at 56 cents (GTGAI)	2,150,000
options expiring 30 November 2007 exercisable at 49 cents (GTGAO)	1,570,000

If you have any queries regarding this confirmation letter please contact me on (02) 9227 0445, Sally Rogers on (02) 9227 0078, or David Tu on (02) 9227 0064.

Any other queries should be directed to Tony Walsh on (08) 9224 0015.

Yours sincerely

Karen Webb
Manager, Information Services - Companies

genetic technologies

31 January 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 2 pages

Dear Sir,

<u>First License Agreement</u>

The Company recently announced at its Annual General Meeting on 30 November 2001 that it had signed a Term Sheet with a party seeking a licence to the GTG intron sequence patents.

The Directors are now pleased to provide further details. The Company has just granted a license to Genetic Solutions Pty Limited, a livestock genomics company based in Brisbane, Australia. The License provides Genetic Solutions with non-exclusive access to the GTG intron sequence and genomic mapping patents, limited to domestic livestock and aquaculture applications.

Genetic Solutions have paid an upfront signing fee to GTG and will pay royalties on all relevant future sales. The terms of the upfront signing fee and royalties are confidential.

Genetic Solutions was formed three years ago by leading Australian geneticists Jay Hetzel and Gerard Davis, formerly researchers with the Commonwealth Science and Industrial Research Organisation ("CSIRO"). The Company is now commercialising beef cattle marker technology developed by CSIRO, Meat and Livestock Australia, and the Cattle and Beef Industries Cooperative Research Centre. Genetic Solutions provides DNA marker tests for cattle breeders, a DNA-based source verification system (SureTrak®) for the beef processing and retail industries, and a DNA diagnostic test for beef cattle producers called GeneSTAR®. Genetic Solutions is now expanding sales of

genetic technologies

its' products to leading beef cattle production and processing companies in Australia, North America and Japan.

GTG is now pursuing negotiations with other prospective licensees in the USA, Europe and the Asia Pacific region and further announcements will be made when appropriate.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

For further information please contact Dr Mervyn Jacobson on 0011 1 970 310 3857 or Rebecca Christie of Buchan Communications on 03 9866 4722.

Genetic Technologies Limited • Website: www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Ground Floor 140 Phillip Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

Rule 3.19A.2

File Number 82-34627

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited
ABN	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Mervyn Jacobson
Date of last notice	4 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dr Mervyn Jacobson controls JGT Aps (49,000,000) and Mervyn Jacobson Aps (49,000,000)
Date of change	4/2/02 to 15/2/02
No. of securities held prior to change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 1,955,000 - Direct
Class	Fully paid Ordinary Shares
Number acquired	200,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$96,920
No. of securities held after change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 2,155,000 - Direct
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market purchases

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

genetic technologies

File Number 82-34627

February 28, 2002

The Manager,
Company Announcements Office,
Australian Stock Exchange Limited,
Exchange Centre,
20 Bridge Street,
Sydney NSW 2000

By Fax 1 300 300 021 – 1 page

Dear Sir,

New Joint Venture formed by GTG and Victorian State Government

Genetic Technologies Limited (ASX-GTG) is pleased to inform the market that it has today signed an agreement with Agriculture Victoria Services Pty Ltd (AVS) the commercial arm of the Victorian Government's Department of Natural Resources and Environment. The new joint venture, to be called AgGenomics, forms part of the previously announced GTG strategy of expanding its DNA Service Testing operations to additional species. AgGenomics will offer a range of commercial services to the plant industry, based on new genetic and genomic DNA technologies. GTG will hold 50.1% of AgGenomics via its wholly owned subsidiary, GeneType Pty Limited; AVS will hold 49.9%.

AgGenomics will commence commercial activities immediately with work in hand worth some half million dollars and will initially use the technical capability available to AVS through its linkages with the Department of Natural Resources and Environments Plant Biotechnology Centre, located at LaTrobe University.

Yours faithfully,

Dr. Mervyn Jacobson
Executive Chairman
Genetic Technologies Limited

File Number 82-34627

12 March 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 17 pages

Dear Sir,

Half Year Report

I enclose the signed audit reviewed Half Year Financial Report for the period ended 31 December 2001 which has been lodged with ASIC.

Yours faithfully,

Ian Dennis
Director

GENETIC TECHNOLOGIES LIMITED

ACN 009 212 328

HALF YEAR FINANCIAL REPORT

FOR THE SIX MONTH PERIOD ENDED 31 DECEMBER 2001

CORPORATE DIRECTORY

Directors

Dr Mervyn Jacobson (Executive Chairman)
Mr Fred Bart (Deputy Chairman)
Ian Alistair Dennis (Executive)

Company Secretary

Ian Alistair Dennis

Registered Office

60-66 Hanover Street
Fitzroy
Victoria 3065
Australia
Telephone:- 613 9415 1135
Facsimile:- 613 9417 2987

E-mail:- info@gtg.com.au

Sydney Corporate Office

Ground Floor
140 Phillip Street
SYDNEY NSW 2000
Australia
Telephone:- 612 9233 5015
Facsimile:- 612 9232 5313

E-Mail:- iandennis@gtg.com.au

Share Registry

Computershare Investor Services
Level 2,
45 St George's Terrace
PERTH WA 6000

Telephone:- 618 9323 2000
Facsimile:- 618 9323 2033

Bankers

National Australia Bank Limited
NAB House
255 George Street
SYDNEY NSW 2000

Auditors

Gould Ralph & Company
Chartered Accountants
Level 40, AMP Centre
50 Bridge Street
Sydney NSW 2000

Internet Address

http://www.gtg.com.au

REVIEW OF OPERATIONS

During the period under review from 1 July 2001 to 31 December 2001 the following significant events occurred:

On 30 July 2001 the Company completed the acquisition of the business of DNA – ID LABS Perth as part of its strategy of expanding its paternity testing group in Australia.

On 29 September 2001 the Company completed a private placement of 1,000,000 ordinary shares at 50 cents each.

On 6 November 2001, the Company sold all of its shares in Cytomation Inc for A$9,200,000, which resulted in a profit to the Company.

On 30 November 2001 at the Annual General Meeting, the Chairman announced the signing of a term sheet for the first non-coding license with Genetic Solutions Pty Limited.

GENETIC TECHNOLOGIES LIMITED
ACN 009 212 328

DIRECTORS' REPORT

Your directors present their report for the half-year ended 31 December 2001 and the auditor's review report thereon.

DIRECTORS

The directors of the company during or since the end of the half-year and until the date of this report are:

Name	Period of directorship
Dr Mervyn Jacobson (Chairman)	Director since May 2000
Mr Fred Bart (Deputy Chairman)	Director since October 1996
Mr Ian Alistair Dennis (Executive Director)	Director since November 1994
Prof Ian Gust	Appointed 26 April 2001 and resigned on 30 November 2001

PRINCIPAL ACTIVITIES

The principal activity of the economic entity is biotechnology.

REVIEW AND RESULTS OF OPERATIONS

A review of operations for the half year and up to the date of this Report is included on page 3 and should be read with this Directors' Report.

The consolidated operating loss after income tax and minority interests amounted to $4,961,666 (31 December 2000 – Profit of $76,145).

Dated at Sydney this 4 day of March 2002

Signed in accordance with a resolution of directors.

Fred Bart
Director

I A Dennis
Director

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF GENETIC TECHNOLOGIES LIMITED
ACN 009 212 328

Scope

We have reviewed the financial report of Genetic Technologies Limited for the half-year ended 31 December 2001, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 10 and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", and other mandatory professional reporting requirements and statutory requirements in Australia, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the disclosing entity's personnel and analytical review procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures conducted do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Genetic Technologies Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and other Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

Dated at Sydney this 14 day of March 2002.

GOULD RALPH & COMPANY
Chartered Accountants

G C RALPH M.Com, F.C.A.
Partner

GENETIC TECHNOLOGIES LIMITED
ACN 009 212 328

DIRECTORS' DECLARATION FOR THE HALF YEAR ENDED 31 DECEMBER 2001

In the opinion of the directors of Genetic Technologies Limited:

1. the financial statements and notes set out on pages 7 to 16, are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2001, and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors.

Dated at Sydney this 4 day of March 2002

Fred Bart
Director

I A Dennis
Executive Director

GENETIC TECHNOLOGIES LIMITED
ACN 0609 212 328
AND CONTROLLED ENTITIES

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF YEAR ENDED 31 DECEMBER 2001

	Notes	2001 $	2000 $
Revenue from sale of goods		18,163	3,691,418
Revenue from rendering of services		572,682	242,241
Other revenue from ordinary activities		9,463,210	333,438
Total revenue		10,054,055	4,267,097
Employee expenses		(716,783)	(467,659)
Depreciation and amortisation		(2,055,330)	(1,444,424)
Borrowing costs		(9,279)	(9,560)
Research and development costs		(201,700)	(333,210)
Other expenses from ordinary activities		(12,062,811)	(2,043,722)
Total expenses		(15,045,903)	(4,298,575)
(Loss) from ordinary activities before income tax expense	3(a)	(4,991,848)	(31,478)
Income tax attributable to ordinary activities		-	-
(Loss) from ordinary activities after income tax expense		(4,991,848)	(31,478)
Net loss attributable to outside equity interests		30,182	107,623
Net profit/(loss) attributable to members of the company		(4,961,666)	76,145
Non-owner transaction changes in equity			
Net exchange difference on translation of financial statements of self-sustaining foreign operations		286,410	126,960
Total revenue and expenses attributable to members of the parent entity recognised directly in equity		286,410	126,960
Total changes in equity other than those resulting from transactions with owners as owners		(4,675,256)	203,105
Basic earnings/(loss) per share	5	(0.019)	0.0004
Diluted earnings per share	5	-	0.0022

The statement of financial performance should be read in conjunction with the accompanying notes.

GENETIC TECHNOLOGIES LIMITED
ACN 009 212 328
AND CONTROLLED ENTITIES

CONDENSED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2001

	Notes	Dec 2001 $	June 2001 $
Current Assets			
Cash		8,400,764	646,378
Receivables		209,735	190,696
Inventories	6	1,135,061	2,457,509
Other		12,000	87,000
Total Current Assets		9,757,560	3,381,583
Non – Current Assets			
Other financial assets		279,158	8,139,573
Property, plant and equipment		740,372	800,763
Intangible assets		25,817,763	27,363,903
Total Non - Current Assets		26,837,293	36,304,239
Total Assets		36,594,853	39,685,822
Current Liabilities			
Payables		1,380,324	1,160,904
Interest-bearing liabilities		25,515	120,087
Provisions		370,610	337,077
Total Current Liabilities		1,776,449	1,618,068
Total Liabilities		1,776,449	1,618,068
Net Assets		34,818,404	38,067,754
Equity			
Contributed equity	7	39,073,051	53,957,294
Reserves		645,321	1,923,267
Accumulated losses		(4,961,666)	(17,907,223)
Total parent entity interest in equity		34,756,706	37,973,338
Outside equity interests		61,698	94,416
Total Equity		34,818,404	38,067,754

The statements of financial position should be read in conjunction with the accompanying notes

GENETIC TECHNOLOGIES LIMITED
ACN 009 212 328
AND CONTROLLED ENTITIES

CONDENSED STATEMENT OF CASH FLOWS FOR THE HALF YEAR ENDED 31 DECEMBER 2001

	2001 $	2000 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts in the course of operations	616,250	220,581
Payments in the course of operations	(2,599,177)	(1,265,160)
Dividends received	-	1,040
Other income	177,429	1,555
Interest received	41,337	37,327
Net cash used in operating activities	(1,764,161)	(1,004,657)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for the purchase of inventories	-	(656,083)
Cash paid for purchase of intangibles	(98,012)	-
Cash proceeds from sale of investments	9,200,000	-
Cash paid for the purchase of fixed assets	(38,277)	(144,643)
Proceeds from sale of inventories	-	3,691,418
Net cash generated from investing activities	9,063,711	2,890,692
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of hire purchase borrowings	(1,613)	(83,360)
Proceeds from placement of shares	500,000	-
Proceeds from exercise of options	28,000	-
Repayment of borrowings	(120,087)	-
Net cash from/(used in) financing activities	406,300	(83,360)
Net increase in cash held	7,705,850	1,802,675
Cash balances in controlled entities acquired	-	356,696
Effect of exchange fluctuations on the balances of cash held in foreign currencies	48,536	20,518
Cash at beginning of financial period	646,378	1,229,239
Cash at end of financial period	8,400,764	3,409,128

The statement of cash flows should be read in conjunction with the accompanying notes.

GENETIC TECHNOLOGIES LIMITED
ACN 009 212 328
NOTES TO AND FORMING PART OF THE HALF YEAR FINANCIAL REPORT FOR PERIOD ENDED 31 DECEMBER 2001

1. Basis of Preparation of the Half-Year Financial Report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefor cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the economic entity as the full financial report.

The half-year report should be read in conjunction with the Annual Financial Report of Genetic Technologies Limited as at 30 June 2001. It is also recommended that the half-year report be considered together with any public announcements made by Genetic Technologies Limited and its controlled entities during the half-year ended 31 December 2001, in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Accounting

The general purpose half-year financial report has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and Urgent Issues Group Consensus Views.

The accounting policies adopted have been consistently applied by the entities in the economic entity and except where there is a change in accounting policy, are consistent with those of the previous financial year and corresponding half-year.

The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the half year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

2. Application of AASB 1041: Revaluation of Non-current assets

The economic entity has applied AASB 1041 "Revaluation of Non-current Assets" for the first time from 1 July 2000. The standard requires each class of non-current asset, other than inventories, foreign currency monetary assets, goodwill, investments using the equity accounting method and other assets measured at net market value where the market value movements are recognised in the profit and loss statement, to be measured on either the cost or fair value basis.

	2001	2000
	$	$

2. **Application of AASB 1041: Revaluation of Non-current assets (cont)**

The economic entity has applied AASB 1041 as follows:-

Mining and Exploration tenements

The economic entity has continued to adopt the fair value basis for exploration, evaluation and development expenditure. As at 1 July 2000 the fair value was based on directors' valuation.

Other non-current assets

The economic entity has continued to adopt the cost basis for other non-current assets such as investments, plant and equipment and intangibles other than goodwill.

3. **Profit (Loss) from ordinary activities before income tax expense**

Profit (loss) from ordinary activities before income tax expense has been determined after including the following items:

	2001 $	2000 $
(i) Charging as an expense		
Depreciation of fixed assets	123,304	141,874
Amortisation of development expenditure	-	329,628
Amortisation of patents and goodwill	1,932,026	972,922
interest paid	9,279	9,560
(ii) Crediting as income		
Interest received or receivable from other persons	41,337	24,676
(iii) Individually significant items		
Writedown of inventories	1,366,061	966,080

	2001 $	2000 $
4. Taxation		
Income tax expense		
Prima facie income tax expense/ (benefit) calculated at 30% (2000:34%) on the operating loss	(1,497,554)	(10,703)
Increase in income tax expense due to:		
Amortisation of goodwill	579,608	330,793
Exploration write offs	-	328,467
Share writedowns	409,818	-
Sundry items	44,197	22,818
	(463,931)	671,375
Decrease in income tax expense due to:		
Non assessable profits on sale of shares	-	944,514
Other	3,000	4,512
	(466,931)	(277,651)
Less Income tax benefits not recognised	466,931	277,651
Income tax expense attributable to operating loss	-	-
5. Earnings per Share		
Basic earnings (loss) per share (cents per share)	(0.019)	0.0004
Diluted earnings per share	-	0.0022
a) Weighted average number of ordinary shares used in the calculation of basic earnings per share	258,853,574	178,039,724

Diluted earnings per share for the period ended 31 December 2001 has not been disclosed as it does not show an inferior view of earnings performance of the company that is shown by basic earnings per share.

	Dec 2001 $	June 2001 $
6. Inventories - Current		
Shares in listed public companies - at lower of cost and net realisable value	1,135,061	2,457,509
Quoted market value of shares in listed companies	1,156,384	2,465,249
7. Contributed Equity		
Balance at the beginning of the period represented by 257,793,804 shares	53,957,294	20,211,537
Add shares issued		
140,000,000 on part acquisition of GeneType AG	-	28,000,000
9,754,080 on acquisition of shares in Cytomation Inc		5,745,757
724,020 on acquisition of shares in Cytomation Inc	539,216	-
94,340 on purchase of DNA-ID Labs	50,000	-
150,000 on issue to GTH Capital Inc	62,250	-
1,000,000 cash placement at 50 cents	500,000	-
507,560 on acquisition of shares in XY Inc.	279,158	-
140,000 on exercise of 20 cent options	28,000	-
	55,415,918	53,957,294
Less		
Reduction in capital	(16,342,867)	-
Balance at end of the period represented by 260,409,724 ordinary shares(June 2001: 257,793,804)	39,073,051	53,957,294

7. **Share Capital (cont)**

At the Annual General meeting of Shareholders held on 30 November 2001 shareholders approved a reduction in issued share capital from $53,957,294 to $37,614,427 by reducing the accounting book value of ordinary shares on the Company's balance sheet as at 30 June 2001 by 6.34 cents per ordinary share. The reduction in capital did not involve the cancellation of any shares in the Company.

Following shareholder approval at the General meeting held on 30 November 2001, 3,500,000 unlisted options were issued over unissued ordinary shares to certain directors. These options are exercisable at 61 cents on or before 20 November 2007.

No options expired during the half-year, prior year or corresponding half-year.

8. **Statement of Operations of Segments**

	Bio-technology	Mining	Investment and Trading	Consolidated
31 December 2001				
Revenue	791,448	62,607	9,200,000	10,054,055
Segment operating result	(3,981,015)	(165,983)	(844,850)	(4,991,848)
Unallocated expenses	-	-	-	-
Operating result before tax	(3,981,015)	(165,983)	(844,850)	(4,991,848)
Income tax expense	-	-	-	-
Operating result after tax	(3,981,015)	(165,983)	(844,850)	(4,991,848)

8. **Statement of Operations of Segments (cont)**

31 December 2000	Bio-technology	Mining	Investment and Trading	Consolidated
Revenue	547,922	-	3,719,175	4,267,097
Segment operating result	(236,480)	(1,040,751)	1,245,753	(31,478)
Unallocated expenses	-	-	-	-
Operating result before tax	(236,480)	(1,040,751)	1,245,753	(31,478)
Income tax expense	-	-	-	-
Operating result after tax	(236,480)	(1,040,751)	1,245,753	(31,478)

9. **Notes to the Statement of Cash Flows**

(i) Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and at bank and short-term deposits at call, net of outstanding overdrafts. Cash as at the end of the financial period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:

	Dec 2001	**June 2001**
Cash	1,001,631	646,378
Short term deposits	7,399,133	-
	8,400,764	646,378

10. **Events Subsequent to Reporting Date**

On 14 January 2002, the Genetic Technologies ADRs became eligible to be traded in the Over-the-Counter ("OTC") Markets in the United States via an ADR Level 1 program sponsored by the Bank of New York.

genetic technologies

File Number 82-34627

8 April 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 2 pages

Dear Sir,

First USA License granted to Sequenom, Inc.

Genetic Technologies Limited ("GTG") is pleased to announce that it has granted a non exclusive license to major US discovery genetics company, Sequenom, Inc., for use of the GTG non-coding patents for genomic mapping and intron sequence analysis. This includes the use of SNP's, mutations and markers located in the non-coding DNA.

Sequenom is a US listed company (NasdaqNM:SQNM) based in San Diego, California, which is developing new products to determine the medical impact of genes and genetic variation. Sequenom may now employ the GTG non-coding patents to help expand the potential applications of its MassARRAY™ mass spectrometry platform – a sophisticated genetic analysis platform, which involves systems, kits, assays, consumables, software and services. The terms of the license limit the Sequenom applications of the GTG patents to its mass spectrometry product range.

While the specific terms of the License remain confidential, Sequenom will now pay GTG approximately A$1m in up-front license fees and GTG has assured Sequenom that future licenses issued by GTG to other biotechnology companies for equivalent applications will not be for less than what Sequenom is now paying.

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Ground Floor 140 Phillip Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

GTG has also agreed that its Executive Chairman, Dr Mervyn Jacobson, who helped negotiate the terms of this license for GTG, may provide assistance to Sequenom to help them develop additional applications for the Sequenom MassARRAY™ platform, utilising the GTG non-coding patents.

Meanwhile, GTG is now also in discussions with other major US biotechnology companies seeking to license the GTG non-coding patents.

GTG continues to be guided in such negotiations by the molecular biology specialists in the Denver office of the US law firm Blakely Sokoloff Taylor and Zafman LLP.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Ground Floor 140 Phillip Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

02 NOV 26 AM 10:16

File Number 82-34627

16 April 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 2 pages

Dear Sir,

GTG grants License to Nanogen, Inc.

Genetic Technologies Limited ("GTG") is pleased to announce that it has granted a non exclusive limited license to Nanogen, Inc., a US biotechnology company specialising in the development of biochip applications for genetic diagnostics.

The license takes effect from 12 April 2002, and is limited to applications in genetic research and human diagnostics. Specifically, Nanogen does not currently receive any rights to the GTG patents for applications in animals, nor plants, nor for any gene mapping applications in any species – and so the Nanogen license is not equivalent to the broad license granted last week to Sequenom.

While the specific terms of the License remain confidential, Nanogen now pays GTG cash and securities worth approximately A$620,000 as an issue fee for this limited license to the GTG patents.

Nanogen is a US listed company (NasdaqNM:NGEN) based in San Diego, California, which seeks to become the leading global provider of electronic microarray technology for genome-based diagnostics. Nanogen currently markets its novel NanoChip Molecular Biology Work Station to research groups and is progressively expanding the diagnostic applications of this platform.

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Ground Floor 140 Phillip Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

GTG was represented in these negotiations by its Executive Chairman, Dr Mervyn Jacobson, now in USA, supported by the molecular biology experts at law firm Blakely Sokoloff Taylor and Zafman LLP, in Denver, Colorado.

Meanwhile, GTG is now in discussions with other major US biotechnology companies seeking to license the GTG non-coding patents and further announcements will be made as appropriate.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Ground Floor 140 Phillip Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

File Number 82-34627

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

COPY

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ACN, ARBN or ARSN

009 212 328

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	238,589
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES RANKING EQUALLY WITH EXISTING LISTED SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	20 CENTS
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF 238,589 UNLISTED OPTIONS AT 20 CENTS EACH THESE UNLISTED OPTIONS CAME OUT OF ESCROW ON 28 NOVEMBER 2001
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 APRIL 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	144,644,313	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		RESTRICTED
		116,004,000	ORDINARY
		58,002,000	OPTIONS AT 20 CENTS - 14/4/2005
			UNRESTRICTED
		11,619,411	OPTIONS AT 20 CENTS – 14/4/2005
		3,000,000	OPTIONS AT 45 CENTS – 14/4/2005
		4,750,000	OPTIONS AT 61 CENTS –30/11/2007
		2,150,000	OPTIONS AT 56 CENTS – 30/11/2007
		1,570,000	OPTIONS AT 49 CENTS – 30/11/2007

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept	

+ See chapter 19 for defined terms.

for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✠ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ✠ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	

+ See chapter 19 for defined terms.

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 April 2002
(Executive Director)

Print name: ..IAN DENNIS..

== == == == ==

+ See chapter 19 for defined terms.

Appendix 4C

File Number 82-34627

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ACN or ARBN

009 212 328

Quarter ended ("current quarter")

31 MARCH 2002

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (....9...months) $A'000
1.1	Receipts from customers	329	922
1.2	Payments for		
	(a) staff costs	(467)	(1,360)
	(b) advertising and marketing	(13)	(101)
	(c) research and development	(74)	(276)
	(d) leased assets	-	-
	(e) other working capital	(812)	(2,142)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	4	45
1.5	Interest and other costs of finance paid	-	(9)
1.6	Income taxes paid	-	(4)
1.7	Other – Government Grant	-	175
	Net operating cash flows	(1,033)	(2,750)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (..6...months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,033)**	**(2,750)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	(98)
	(b) equity investments	-	(279)
	(c) intellectual property		
	(d) physical non-current assets	-	(31)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments	-	9,200
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	-	8,792
1.14	**Total operating and investing cash flows**	(1,033)	6,042
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	3	810
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	-	260
1.18	Repayment of borrowings	(26)	(413)
1.19	Dividends paid		
1.20	Other (provide details if material)*	-	-
	Net financing cash flows	(23)	657
	Net increase (decrease) in cash held	(1,056)	6,699
1.21	Cash at beginning of quarter/year to date	8,401	646
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	7,345	7,345

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	223
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

The amount included in at Item 1.24 includes $103,577 in consulting fees and salaries paid to entities associated with Directors during the quarter. The amount also includes rental and outgoings of $119,332 on the Melbourne premises paid to an entity associated with a director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,061	1,002
4.2	Deposits at call	6,284	7,399
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	7,345	8,401

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	DNA-ID Labs	
5.2	Place of incorporation or registration	Western Australia	
5.3	Consideration for acquisition or disposal	$98,000	
5.4	Total net assets	-	-
5.5	Nature of business	DNA Testing Laboratory	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 17 APRIL 2002
(Director)

Print name: IAN DENNIS..

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

genetic technologies

File Number 82-34627

17 April 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 2 pages

Dear Sir,

Listing Rule 5.2

I enclose the report for the quarter ended 31 March 2002 in respect of the remaining mining assets of the Company required under ASX Listing Rule 5.2.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-70 Hanover Street Fitzroy VIC 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • Fax 61 3 9417 2987

Genetic Technologies Limited

ACN 009 212 328

Report for the Quarter Ending 31 March 2002

1. Exploration Activities - Victorian Properties

1. *Mt Alexander Goldfield Project*

MIN 4470, MAL 41, EL 3242, EL 4235, EL 4372 and EL 4543

No exploration activities were carried out by the Company during the quarter. The mill remains on a care and maintenance program. Minasco Australia Pty Limited continues to market the Mt Alexander Goldfield Project with a view of an outright sale. The Company has entered into an agreement to sell the project.

2. Exploration Activities - Duketon Belt Joint Venture (21.05%)

The Duketon Belt Project is a joint venture arrangement between the Company (21.05%) and Newmont Australia (78.95% and manager) established to explore tenements totalling 123 square kilometres enclosing some 42 kilometres strike of the auriferous Duketon Belt greenstone formation located to the north of Laverton, Western Australia. The Company will not contribute any further funds to the Joint Venture and will dilute its interest accordingly. No field work was carried out during the period.

For and on behalf of the Board

IAN DENNIS
Executive Director

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

COPY

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ACN, ARBN or ARSN

009 212 328

02 NOV 26 AM 10: 15

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	337,161
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES RANKING EQUALLY WITH EXISTING LISTED SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	20 CENTS
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF 337,161 UNLISTED OPTIONS AT 20 CENTS EACH THESE UNLISTED OPTIONS CAME OUT OF ESCROW ON 28 NOVEMBER 2001
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 APRIL 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
144,981,474	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	RESTRICTED
116,004,000	ORDINARY
58,002,000	OPTIONS AT 20 CENTS - 14/4/2005
	UNRESTRICTED
11,282,250	OPTIONS AT 20 CENTS – 14/4/2005
3,000,000	OPTIONS AT 45 CENTS – 14/4/2005
4,750,000	OPTIONS AT 61 CENTS –30/11/2007
2,150,000	OPTIONS AT 56 CENTS – 30/11/2007
1,570,000	OPTIONS AT 49 CENTS – 30/11/2007

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept	

+ See chapter 19 for defined terms.

	for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✠ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ✠ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

+ See chapter 19 for defined terms.

39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 April 2002
(Executive Director)

Print name: ..IAN DENNIS..

== == == == ==

+ See chapter 19 for defined terms.

File Number 82-34627

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0445
Facsimile 61 2 9227 0808
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

18 April 2002

Mr Ian Dennis
Company Secretary
GENETIC TECHNOLOGIES LIMITED
Ground Floor
140 Phillip Street
SYDNEY NSW 2000

Dear Mr Dennis

Please be advised of the following:

ADDITIONAL SECURITIES

Official quotation will be granted to the undermentioned securities as from the commencement of trading on Monday 22 April 2002.

GENETIC TECHNOLOGIES LIMITED (Home Branch - Perth)

575,750 ordinary shares issued at 20 cents per share fully paid pursuant to the exercise of unquoted options expiring 14 April 2005.

ASX Code: GTG

These shares rank equally and merge with the existing quoted ordinary fully paid shares.

The quoted securities of the company are:

ordinary shares fully paid (GTG)	144,981,474

There also exist the following unquoted securities:

restricted shares fully paid (GTGAQ)	18,004,000
restricted shares fully paid (GTGAU)	98,000,000
options expiring 30 November 2007 exercisable at 56 cents (GTGAI)	2,150,000
options expiring 14 April 2005 exercisable at 20 cents (GTGAK)	11,282,250
options expiring 30 November 2007 exercisable at 61 cents (GTGAM)	4,750,000

options expiring 30 November 2007 exercisable at 49 cents (GTGAO)	1,570,000
options expiring 14 April 2005 exercisable at 45 cents (GTGAY)	3,000,000
restricted options expiring 14 April 2005 exercisable at 20 cents (GTGAS)	9,002,000
restricted options expiring 14 April 2005 exercisable at 20 cents (GTGAW)	49,000,000

If you have any queries regarding this confirmation letter please contact me on (02) 9227 0445, Sally Rogers on (02) 9227 0078, or David Tu on (02) 9227 0064.

Any other queries should be directed to Tony Walsh on (08) 9224 0015.

Yours sincerely

Karen Webb
Manager, Information Services - Companies

genetic technologies

File Number 82-34627

18 April 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 2 pages

Dear Sir,

NASDAQ Listing Progress

The Company has previously announced its intention to pursue a NASDAQ listing in the USA using American Depositary Receipts (ADRs). Last August we announced the appointment of GTH Capital, of New York, to act as consultants to GTG, and we subsequently announced the successful completion of the first step – achieving Level 1 – ADR status on 14 January 2002.

We are now pleased to provide the market with further information.

Last week, representatives of GTG were in New York meeting with Bank of New York, NASDAQ officials, leading bankers, brokers, market makers, investors and investor relations firms. GTG is pleased to report it received strong encouragement and support from all parties involved in the process.

GTG last week appointed Global Markets Capital Corporation of New York to act as lead advisor. GTG also received commitments from brokerage firms willing to act as market makers for GTG stock, once it is listed on NASDAQ.

GTG has also identified several excellent New York based investor relations firms and will soon appoint one of these to represent GTG in New York.

genetic technologies

GTG continues to satisfy the various compliance requirements, and is confident we can complete all required formalities to permit the listing to be achieved during 2002.

The code for the Genetic Technologies ADR is **GNTLY** and its CUSIP number is 37185R109. The code for the OTC US market is **GNTLF**. Trading activity in USA may be viewed on the Bloomberg website www.bloomberg.com

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • Website: www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Ground Floor 140 Phillip Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

Rule 3.19A.2

File Number 82-34627

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited
ABN	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Mervyn Jacobson
Date of last notice	20 February 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dr Mervyn Jacobson controls JGT Aps (49,000,000) and Mervyn Jacobson Aps (49,000,000)
Date of change	8/4/02
No. of securities held prior to change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 2,155,000 - Direct
Class	Fully paid Ordinary Shares
Number acquired	100,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$53,078
No. of securities held after change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 2,255,000 - Direct

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market purchases

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

File Number 82-34627

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN

009 212 328

02 NOV 26 AM 10:27

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	343,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES RANKING EQUALLY WITH EXISTING LISTED SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	28,000 SHARES 20 CENTS 315,000 SHARES AT 50 CENTS
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF 28,000 UNLISTED OPTIONS AT 20 CENTS EACH THESE UNLISTED OPTIONS CAME OUT OF ESCROW ON 28 NOVEMBER 2001 315,000 SHARES ISSUED TO US LEGAL FIRM FOR SERVICES RENDERED
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 MAY 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	145,324,474	ORDINARY

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	RESTRICTED
116,004,000	ORDINARY
58,002,000	OPTIONS AT 20 CENTS – 14/4/2005
	UNRESTRICTED
11,254,250	OPTIONS AT 20 CENTS – 14/4/2005
3,000,000	OPTIONS AT 45 CENTS – 14/4/2005
4,750,000	OPTIONS AT 61 CENTS – 30/11/2007
2,150,000	OPTIONS AT 56 CENTS – 30/11/2007
1,570,000	OPTIONS AT 49 CENTS – 30/11/2007

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	
14 +Class of +securities to which the offer relates	
15 +Record date to determine entitlements	
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..3 May 2002
(Executive Director)

Print name: IAN DENNIS..

== == == == ==

+ See chapter 19 for defined terms.

File Number 82-34627

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0445
Facsimile 61 2 9227 0808
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

7 May 2002

Mr Ian Dennis
Company Secretary
GENETIC TECHNOLOGIES LIMITED
Ground Floor
140 Phillip Street
SYDNEY NSW 2000

Dear Mr Dennis

Please be advised of the following:

ADDITIONAL SECURITIES

Official quotation will be granted to the undermentioned securities as from the commencement of trading on Tuesday 7 May 2002.

GENETIC TECHNOLOGIES LIMITED (Home Branch - Perth)

343,000 ordinary shares comprising:

28,000	shares issued at 20 cents per share fully paid pursuant to the exercise of unquoted options expiring 14 April 2005.
315,000	shares issued at 50 cents per share fully paid being payment for services completed.

ASX Code: GTG

These shares rank equally and merge with the existing quoted ordinary fully paid shares.

The quoted securities of the company are:
ordinary shares of 20 cents each fully paid (GTG) 145,324,474

There also exist the following unquoted securities:

restricted shares fully paid (GTGAQ)	18,004,000
restricted shares fully paid (GTGAU)	98,000,000
options expiring 30 November 2007 exercisable at 56 cents (GTGAI)	2,150,000
options expiring 14 April 2005 exercisable at 20 cents (GTGAK)	11,254,250
options expiring 30 November 2007 exercisable at 61 cents (GTGAM)	4,750,000
options expiring 30 November 2007 exercisable at 49 cents (GTGAO)	1,570,000
options expiring 14 April 2005 exercisable at 45 cents (GTGAY)	3,000,000
restricted options expiring 14 April 2005 exercisable at 20 cents (GTGAS)	9,002,000
restricted options expiring 14 April 2005 exercisable at 20 cents (GTGAW)	49,000,000

If you have any queries regarding this confirmation letter please contact me on (02) 9227 0445, Sally Rogers on (02) 9227 0078, or David Tu on (02) 9227 0064.

Any other queries should be directed to Tony Walsh on (08) 9224 0015.

Yours sincerely

Karen Webb
Manager, Information Services - Companies

genetic technologies

File Number 82-34627

5 June 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 1 page

Dear Sir,

Sale of Victorian Mining Assets

Genetic Technologies Limited ("GTG") is pleased to announce the sale of all of its remaining Victorian mining assets. This disposal was achieved by GTG selling all issued shares in its wholly owned subsidiary, Mt Alexander Goldfields NL. The sale was settled on 4 June 2002.

As a result of this sale, GTG receives $300,000 cash and may also reverse a past provision for rehabilitation of $250,000 which is no longer required. The sale therefor has a $550,000 positive effect on the financial results of GTG for the year ended 30 June 2002. GTG also receives back its performance bonds amounting to $117,000.

This disposal is consistent with current GTG policy of in future only pursuing opportunities in biotechnology – and of disposing of past mining assets opportunistically. The only remaining mining asset now held by GTG is the 21.18% joint venture interest in the Duketon Belt Joint Venture in Western Australia with Newmont Australia as the Joint Venture partner and manager.

Yours faithfully

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File Number 82-34627

6 June 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 1 page

Dear Sir,

Change of Address of Sydney Corporate Office

Genetic Technologies Limited ("GTG") advises that the Sydney Corporate Office (principal administrative office) has relocated from Ground Floor, 140 Phillip Street, Sydney to Level 9, 185 Macquarie Street, Sydney NSW 2000.

The telephone, fax and email addresses remain the same.

Yours faithfully

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

02 NOV 26 AM 10: 27

File Number 82-34627

14 June 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 1 page

Dear Sir,

Change of Auditors

The Company has previously announced its intention of pursuing a NASDAQ listing in the USA, using American Depositary Receipts (ADRs).

As part of the process of the NASDAQ listing, the US Securities and Exchange Commission (SEC) require that the Company appoint a Tier One firm of auditors. Accordingly the Directors of the Company have appointed Deloitte Touche Tohmatsu as auditors of the Company. In order to facilitate this change, the previous auditors, Gould Ralph & Company have resigned, with the consent of Australian Securities & Investment Commission.

Deloitte Touche Tohmatsu will audit the financial statements of the Company for the year ending 30 June 2002.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File Number 82-34627

1 July 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 2 pages

Dear Sir,

Listing Rule 5.2

I enclose the report for the quarter ended 30 June 2002 in respect of the remaining mining assets of the Company required under ASX Listing Rule 5.2.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

Genetic Technologies Limited

ACN 009 212 328

Report for the Quarter Ending 30 June 2002

1. Exploration Activities - Victoria

1. *Mt Alexander Goldfield Project*

MIN 4470, MAL 41, EL 3242, EL 4235, EL 4372 and EL 4543

The sale of the complete project to Austindo Resources Corporation NL was completed on 4 June 2002. The subsidiary company which owned the project, Mt Alexander Goldfields NL, was sold for $300,000 cash plus the replacement of the performance bonds of $117,000.

2. Exploration Activities - Duketon Belt Joint Venture (21.05%)

The Duketon Belt Project is a joint venture arrangement between the Company (21.05%) and Newmont Australia (78.95% and manager) established to explore tenements totalling 123 square kilometres enclosing some 42 kilometres strike of the auriferous Duketon Belt greenstone formation located to the north of Laverton, Western Australia. The Company will not contribute any further funds to the Joint Venture and will dilute its interest accordingly. No field work was carried out during the period.

For and on behalf of the Board

IAN DENNIS
Executive Director

genetic technologies

File Number 82-34627

July 1st, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 2 pages

Dear Sir,

Progress Report – the GTG AIDS Research Project

During the first 6 months of 2002, Genetic Technologies Limited ("GTG") made several announcements to the market which reported first successes in the licensing roll-out of its non-coding patents. While this strategy remains the Company's priority focus for generating near-term revenues, GTG also supports several other promising and socially responsible research projects based on Australian inventions.

On March 29, 2001, GTG presented a first report to the market regarding its AIDS research project. GTG is pleased to now provide this further update on that project.

GTG became involved with this project in early 2001, when preliminary studies on immunodeficiency linked to retroviral infection, such as AIDS, at the University of Western Australia, produced results described at the time as "quite remarkable". A new company, Immunaid Pty Limited was formed in March, 2001, to acquire this project. GTG owns 60% of Immunaid, with the other 40% held by the scientist who developed the original concepts and by the researchers now working on the project. A first patent was filed on August 16th, 2001, with Martin Ashdown as inventor and Immunaid as assignee.

A Technical Review Committee has been established to oversee the scientific activity and direction of GTG's Immunaid project. This Technical Review Committee comprised: (i) Associate Professor Nicholas J. Deacon, Head of AIDS Molecular Biology Unit, National Centre in HIV Virology Research, (ii) Professor James McCluskey, Head of the Department of Microbiology & Immunology, University of Melbourne, (iii) Associate Professor Steven Kent, Infectious Disease Physician, Alfred Hospital, Melbourne, (iv) Dr. Manfred Bielharz, Deputy Head, Department of Microbiology, University of Western Australia, (v) Dr. George Rudy, Scientific Director of the GTG's Melbourne subsidiary,

genetic technologies

GeneType, (vi) Mr. Martin Ashdown, B.Sc, the inventor, (vii) Ms. Luisa Ashdown M.Sc, a senior scientist at GeneType, and (viii) Dr. Mervyn Jacobson, Executive Chairman of GTG, who also chairs the Technical Review Committee. GTG is pleased to report that Associate Professor Martyn French, Head, Communicable Diseases Service, Royal Perth Hospital has also just joined the Immunaid Technical Review Committee.

The Immunaid Technical Review Committee met on June 21st and reviewed the progress and results achieved by the Immunaid research team in relation to various mouse models. The Committee has now urged GTG to expand this research. In particular, certain encouraging research results achieved in mice should now be repeated in a higher species - possibly cats. In addition, the Committee urged GTG to expand the scope of the Immunaid project by proceeding to human monitoring studies, in Perth, Sydney and Melbourne. GTG has accepted these recommendations, and the appropriate ethical approvals for these expanded studies are now being obtained. In addition, GTG reports it is now in discussions with a major US life sciences company which has expressed interest to support GTG and to participate in the Immunaid research project.

Further announcements will be made to the market in due course, as appropriate.

Yours faithfully,

Dr. Mervyn Jacobson
Executive Chairman
GTG

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

File Number 82-34627

July 10th, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 2 pages

Dear Sir,

Progress Report – the GTG PGGP Research Project

While Genetic Technologies Limited ("GTG") continues to actively pursue out-licensing of its non-coding patents as its first corporate priority to generate near-term revenues, the Company is meanwhile also pursuing several promising and socially responsible research projects based on significant Australian innovations. GTG is pleased to now provide some details of its Pathogen Genetics and Genomics Project (PGGP).

PGGP was first mentioned in the 2001 GTG Annual Report, when GTG announced it had entered into a new collaboration with the University of Melbourne to conduct research focussing on the genetics and genomics of pathogens and parasites. Then, at the GTG Annual Meeting in November 2001, the Executive Chairman explained how this project would study novel, gene-based approaches to controlling infectious and parasitic diseases in humans and in livestock, and how such innovative approaches might help reduce or obviate the current widespread use and abuse of antibiotics in agriculture.

We are pleased to now provide further details of this project. The international market for compounds to combat parasites in livestock is estimated at $5-10 billion per year. Currently, such infestations are controlled by the use of anti-parasitic or antibiotic drugs. However, emerging resistance to these drugs, and serious residue problems in meat, milk and the environment are valid concerns that require alternative long term solutions.

GTG believes that good science can provide new and environmentally-friendly solutions. Specifically, the Collaborative Research Agreement which GTG signed with the University of Melbourne in April 2001 anticipated an innovative program of research and development to explore alternative approaches for controlling such parasitic infestations in farm animals. This programme is directed by Associate Professor Robin Gasser of the

genetic technologies

Department of Veterinary Science, with GTG as the commercial partner. GTG will also own all inventions and intellectual property developed under the PGGP program. Early experiments are focussing on (1) the parasite cryptosporidium, a well-known cause of contaminated drinking water, and (2) various worms and related gene targets.

We are pleased to report at the end of the first year of such research that we have achieved some encouraging early results. A first provisional patent is now being filed by GTG and this work is continuing. At an appropriate time, an industry partner may be invited to join PGGP - to share both the costs and the considerable upside potential for reward.

Further announcements about PGGP will be made in due course, as appropriate.

Yours faithfully,

Dr. Mervyn Jacobson
Executive Chairman
GTG

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited
ABN	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Mervyn Jacobson
Date of last notice	18 April 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dr Mervyn Jacobson controls JGT Aps (49,000,000) and Mervyn Jacobson Aps (49,000,000)
Date of change	28/6/02 to 12/7/02
No. of securities held prior to change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 2,255,000 - Direct
Class	Fully paid Ordinary Shares
Number acquired	244,600
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$110,368
No. of securities held after change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 2,499,600 – Direct

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market purchases

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 4C

File Number 82-34627

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ACN or ARBN

009 212 328

Quarter ended ("current quarter")

30 JUNE 2002

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (....12...months) $A'000
1.1	Receipts from customers	2,169	3,091
1.2	Payments for		
	(a) staff costs	(652)	(2,012)
	(b) advertising and marketing	(123)	(224)
	(c) research and development	(274)	(550)
	(d) leased assets	-	-
	(e) other working capital	(1,932)	(4,074)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	65	110
1.5	Interest and other costs of finance paid	(1)	(10)
1.6	Income taxes paid	(1)	(5)
1.7	Other – Government Grant	-	175
	Net operating cash flows	(749)	(3,499)

02 NOV 25 AM 10: 27

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (..12...months) $A'000
1.8	Net operating cash flows (carried forward)	**(749)**	**(3,499)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	(98)
	(b) equity investments	-	(279)
	(c) intellectual property		
	(d) physical non-current assets	(59)	(90)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	300	300
	(b) equity investments	15	9,215
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	256	9,048
1.14	**Total operating and investing cash flows**	(493)	5,549
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	275	1,085
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	-	260
1.18	Repayment of borrowings	33	(380)
1.19	Dividends paid		
1.20	Other (provide details if material)*	-	-
	Net financing cash flows	308	965
	Net increase (decrease) in cash held	(185)	6,514
1.21	Cash at beginning of quarter/year to date	7,345	646
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	7,160	7,160

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	204
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

The amount included in at Item 1.24 includes $112,898 in consulting fees, directors fees and salaries paid to entities associated with Directors during the quarter. The amount also includes rental and outgoings of $91,860 on the Melbourne premises paid to an entity associated with a director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	681	1,061
4.2	Deposits at call	6,479	6,284
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	7,160	7,345

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		Mt Alexander Goldfields NL
5.2	Place of incorporation or registration		Victoria
5.3	Consideration for acquisition or disposal		$300,000
5.4	Total net assets	-	$(64,171)
5.5	Nature of business		Gold mining and exploration

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... (Director) Date: 31 JULY 2002

Print name: IAN DENNIS..

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

File Number 82-34627

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN

009 212 328

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	LISTED ORDINARY SHARES AND UNLISTED EMPLOYEE OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	121,941 ORDINARY SHARES 400,000 UNLISTED OPTIONS UNDER THE EMPLOYEE SHARE OPTION PLAN TO NEW STAFF
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES RANKING EQUALLY WITH EXISTING LISTED SHARES. 200,000 UNLISTED OPTIONS AT 56 CENTS EXPIRING ON 30/11/2007 200,000 UNLISTED OPTIONS AT 49 CENTS EXPIRING ON 30/11/2007

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES – ORDINARY SHARES
5	Issue price or consideration	41 CENTS ORDINARY SHARES
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	121,941 SHARES ISSUED AS FINAL CONSIDERATION FOR PURCHASE OF PERTH DNA LABS 400,000 UNLISTED OPTIONS UNDER THE EMPLOYEE SHARE OPTION PLAN
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 AUGUST 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	145,446,425	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		RESTRICTED
		116,004,000	ORDINARY
		58,002,000	OPTIONS AT 20 CENTS – 14/4/2005
			UNRESTRICTED
		11,254,250	OPTIONS AT 20 CENTS – 14/4/2005
		3,000,000	OPTIONS AT 45 CENTS – 14/4/2005
		4,750,000	OPTIONS AT 61 CENTS – 30/11/2007
		2,350,000	OPTIONS AT 56 CENTS – 30/11/2007
		1,520,000*	OPTIONS AT 49 CENTS – 30/11/2007
		*ALLOWS FOR LAPSE OF 250,000 OPTIONS	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..1 August 2002
(Executive Director)

Print name: IAN DENNIS..

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Genetic Technologies Limited	
ABN 17 009 212 328	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Mervyn Jacobson
Date of last notice	15 July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dr Mervyn Jacobson controls JGT Aps (49,000,000) and Mervyn Jacobson Aps (49,000,000)
Date of change	12/7/02 to 2/8/02
No. of securities held prior to change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 2,499,600 - Direct
Class	Fully paid Ordinary Shares
Number acquired	13,900
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,241.32
No. of securities held after change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 2,513,500 – Direct

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market purchases

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

File Number 82-34627

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited
ABN	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Mervyn Jacobson
Date of last notice	15 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dr Mervyn Jacobson controls JGT Aps (49,000,000) and Mervyn Jacobson Aps (49,000,000)
Date of change	12/7/02 to 2/8/02
No. of securities held prior to change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 2,499,600 - Direct
Class	Fully paid Ordinary Shares
Number acquired	13,900
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,241.32
No. of securities held after change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 2,513,500 – Direct

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market purchases

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

File Number 82-34627

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 3, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0445
Facsimile 61 2 9227 0808
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

5 August 2002

Mr Ian Dennis
Company Secretary
GENETIC TECHNOLOGIES LIMITED
Level 9
185 Macquarie Street
SYDNEY NSW 2000

Dear Mr Dennis

Please be advised of the following:

ADDITIONAL SECURITIES

Official quotation will be granted to the undermentioned securities as from the commencement of trading on Tuesday 6 August 2002.

GENETIC TECHNOLOGIES LIMITED (Home Branch - Perth)

121,941	ordinary shares issued at 41 cents per share fully paid being final consideration for the acquisition of Perth DNA Labs.

ASX Code: GTG

These shares rank equally and merge with the existing quoted ordinary fully paid shares.

The quoted securities of the company are:

ordinary shares fully paid (GTG)	145,446,415

There also exist the following unquoted securities:

restricted shares fully paid (GTGAQ)	18,004,000
restricted shares fully paid (GTGAU)	98,000,000
options expiring 30 November 2007 exercisable at 56 cents (GTGAI)	2,350,000
options expiring 14 April 2005 exercisable at 20 cents (GTGAK)	11,254,250
options expiring 30 November 2007 exercisable at 61 cents (GTGAM)	4,750,000
options expiring 30 November 2007 exercisable at 49 cents (GTGAO)	1,520,000
options expiring 14 April 2005 exercisable at 45 cents (GTGAY)	3,000,000
restricted options expiring 14 April 2005 exercisable at 20 cents (GTGAS)	9,002,000
restricted options expiring 14 April 2005 exercisable at 20 cents (GTGAW)	49,000,000

If you have any queries regarding this confirmation letter please contact me on (02) 9227 0445, Sally Rogers on (02) 9227 0078, or David Tu on (02) 9227 0064.

Any other queries should be directed to Tony Walsh on (08) 9224 0015.

Yours sincerely

Karen Webb
Manager, Information Services - Companies

genetic technologies

File Number 82-34622

9th September, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 1 page

Dear Sir,

GTG GRANTS LICENSE TO PERLEGEN SCIENCES.

Genetic Technologies Limited (ASX - GTG) is pleased to announce that it has granted an exclusive limited-field license to its non-coding patents to major US genome researcher, Perlegen Sciences, Inc.

The license takes effect from August 20th, 2002, and is limited to the specialised field in genomic research known as "high resolution whole genome analysis", in which Perlegen is today the acknowledged world leader. While the specific terms of the license remain confidential, Perlegen will pay GTG cash and securities worth approx. A$1.6M as an issue fee for this limited license to the GTG patents.

Perlegen, a private US company based in Mountain View, California, uses high density, whole-wafer, micro-array technology to scan entire human genomes with a view to associate complex genetic patterns with either disease or drug responses. Perlegen was formed by Affymetrix, Inc, a leading US maker of micro-arrays used to study genes. Affymetrix still owns about 45% Perlegen, but the license now granted by GTG to Perlegen cannot be used by Affymetrix.

GTG was represented in these negotiations by its Executive Chairman, Dr. Mervyn Jacobson, and two US law firms, Blakely Sokoloff Taylor & Zaffman and Faegre & Benson.

GTG continues in discussion with other major US and European genetics & genomics companies seeking to license the GTG non-coding patents. Further announcements will be made as appropriate.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website:** www.gtg.com.au • **Email:** info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

File Number 82-34627

Rules 4.1, 4.3

Appendix 4B

Preliminary final report

Introduced 30/6/2002.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
17 009 212 328		X	30 JUNE 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up	133%	to	13,107
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	down	160%	to	(8,824)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	down	160%	to	(8,824)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	¢	¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	¢	¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	13,107	5,633
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	(21,985)	(9,063)
1.3	Borrowing costs	(10)	(13)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(8,888)**	**(3,443)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(8,888)**	**(3,443)**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**(8,888)**	**(3,443)**
1.10	Net profit (loss) attributable to outside +equity interests	64	53
1.11	**Net profit (loss) for the period attributable to members**	**(8,824)**	**(3,390)**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity	222	193
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	222	193
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**(8,602)**	**(3,197)**

	Earnings per security (EPS)	Current period	Previous corresponding period
1.18	Basic EPS	(3.4)	(1.6)
1.19	Diluted EPS	(3.4)	(1.6)

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(8,888)	(3,443)
1.21	Less (plus) outside +equity interests	64	53
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(8,824)**	**(3,390)**

Revenue and expenses from ordinary activities – See attachment

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	3,110	722
1.24	Interest revenue	111	109
1.25	Other relevant revenue	9,886	4,802
1.26	Details of relevant expenses	(21,765)	(8,797)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(230)	(279)
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(17,907)	(14,517)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(8,824)	(3,390)
1.32	Net transfers from (to) reserves *(details if material)*	(17,907)	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-

+ See chapter 19 for defined terms.

1.35	**Retained profits (accumulated losses) at end of financial period**	(8,824)	(17,907)

Item 1.32 represents the reduction in capital of $16,342,867 and the transfer from the share option reserve of $1,564,356 to the profit and loss account approved by shareholders of the Company at the Annual General meeting held on 30 November 2001.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	1,218	-	-	1,218
2.2	Amortisation of other intangibles	2,647	-	-	2,647
2.3	**Total amortisation of intangibles**	3,865	-	-	3,865
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**				

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(4,962)	76
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(3,862)	(3,466)

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	7,160	646	8,401
4.2	Receivables	303	278	210
4.3	Investments	-	-	-
4.4	Inventories	782	2,458	1,135
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	-	-	12
4.7	**Total current assets**	8,245	3,382	9,758
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	279	8,140	279
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	492	800	740
4.15	Intangibles (net)	23,985	27,364	25,818
4.16	Tax assets	-	-	-
4.17	Other (provide details if material)	-	-	-
4.18	**Total non-current assets**	24,756	36,304	26,837
4.19	**Total assets**	33,001	39,686	36,595
	Current liabilities			
4.20	Payables	990	461	680
4.21	Interest bearing liabilities	-	120	26
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	175	337	371
4.24	Other (provide details if material)	700	700	700
4.25	**Total current liabilities**	1,865	1,618	1,777
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	-	-	-
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	-	-	-
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	-	-	-

Condensed consolidated statement of financial position continued

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	Total liabilities	1,865	1,618	1,777
4.33	Net assets	31,136	38,068	34,818

	Equity			
4.34	Capital/contributed equity	39,351	53,957	39,073
4.35	Reserves	581	1,923	645
4.36	Retained profits (accumulated losses)	(8,824)	(17,907)	(4,962)
4.37	**Equity attributable to members of the parent entity**	31,108	37,973	34,756
4.38	Outside +equity interests in controlled entities	28	95	62
4.39	**Total equity**	31,136	38,068	34,818

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	765
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	765
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	329
6.2	Expenditure incurred during current period	-	-

+ See chapter 19 for defined terms.

6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	329
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	-	-

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	3,110	698
7.2	Payments to suppliers and employees	(6,834)	(3,454)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	1
7.5	Interest and other items of similar nature received	110	109
7.6	Interest and other costs of finance paid	(10)	(13)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	307	533
7.9	**Net operating cash flows**	**(3,317)**	**(2,229)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(90)	(74)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	(2,689)
7.13	Proceeds from sale of equity investments	9,515	4,301
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	(98)	43
7.17	**Net investing cash flows**	**9,327**	**1,581**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	649	-
7.19	Proceeds from borrowings	-	120
7.20	Repayment of borrowings	(120)	(132)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**529**	**(12)**

+ See chapter 19 for defined terms.

7.24	**Net increase (decrease) in cash held**	**6,539**	**(660)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	646	1,229
7.26	Exchange rate adjustments to item 7.25.	(25)	77
7.27	**Cash at end of period** *(see Reconciliation of cash)*	7,160	646

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

During the financial year, the consolidated entity settled the payment for services by the issue of ordinary shares at market prices at the time of the issue. One transaction involved the issue of 315,000 ordinary shares at 50 cents each with a value of $157,500 and the other transaction involved the issue of 150,000 ordinary shares at 41.5 cents each with a value of $62,250.

The consolidated entity also issued 507,560 ordinary shares at 55 cents each to acquire a shareholding in XY Inc at a value of $279,158.

The consolidated entity also issued 724,020 ordinary shares at 75 cents each to acquire shares in Cytomation Inc at a value of $539,216.

The consolidated entity also issue 94,340 ordinary shares at 53 cents each as part of the consideration to acquire DNA-ID Labs at a value of $50,000.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	681	494
8.2	Deposits at call	6,479	152
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**7,160**	**646**

Other notes to the condensed financial statements

Ratios

		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(67.8%)	(61.1%)

+ See chapter 19 for defined terms.

9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(28.3%)	(9.1%)

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Weighted number of ordinary shares used in the calculation of basic earnings per share

2002 259,814,214
2001 215,660,729

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	2.73	4.14

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Mt Alexander Goldfields NL and Golden Mount NL
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$-
14.3	Date to which the profit (loss) in item 14.2 has been calculated	31/5/02
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$-
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$364,172

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	¢	¢	¢
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*		
15.11	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)*		
15.13	**Total**		

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans	

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax		
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 Equity accounted associates and joint venture entities				

+ See chapter 19 for defined terms.

17.2 Total				
17.3 Other material interests				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	261,328,474	145,324,474		
18.4	Changes during current period (a) Increases through issues	1,000,000 94,340 315,000 150,000 507,650 743,750 724,020 3,534,670	1,000,000 94,340 315,000 150,000 507,650 743,750 724,020 3,534,670	$0.50 $0.53 $0.50 $0.415 $0.55 $0.20 $0.75	$0.50 $0.53 $0.50 $0.415 $0.55 $0.20 $0.75
	(b) Decreases through returns of capital, buybacks				
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	GeneType AG vendors	69,256,250	-	20	14/4/05
	Directors	3,000,000	-	45	14/4/05
	Staff Option Plan	4,750,000	-	61	30/11/07
	Staff Option Plan	2,350,000	-	56	30/11/07
	Staff Option Plan	1,770,000	-	49	30/11/07
18.8	Issued during current period	8,870,000		49-61	30/11/07
18.9	Exercised during current period	743,750		20	14/4/05

+ See chapter 19 for defined terms.

18.10	Expired during current period	250,000		49	30/11/07
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

During the year the company sold its remaining Victorian mining assets which were held in subsidiary companies, Mt Alexander Goldfields NL and Golden Mount NL, which resulted in a profit of $364,172. These assets had been previously be written down to nil.

In November 2001, the company sold of all of its shares in Cytomation Inc, an unlisted company in Colorado for a consideration of $9,200,000. The profit on the sale was $521,211.

+ See chapter 19 for defined terms.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

On 9 September 2002, the company announced to the market that it had signed license agreement with Perlegen Sciences Inc for cash and securities with a value of approximately $1.6m. This was the third US license for the non coding patents.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	The Library, Park Hyatt Hotel, Melbourne
Date	30 November 2002
Time	11.00 am
Approximate date the +annual report will be available	October 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

+ See chapter 19 for defined terms.

4 This report is based on +accounts to which one of the following applies.
(Tick one)

The +accounts are in the process of being audited or subject to review.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6 The entity does not have a formally constituted audit committee.

Sign here: .... Date: ..13 September 2002.
(Director/Company Secretary)

Print name: ..Ian Dennis..

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

+ See chapter 19 for defined terms.

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year

+ See chapter 19 for defined terms.

to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

+ See chapter 19 for defined terms.

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Genetic Technologies Limited

Additional details of Revenue and Expenses as required by AASB 1018

Items 1.23 to 1.27

	Current Period $A'000	Prior Period $A'000
Revenue		
Dividends received	-	1
Service testing revenue	1,603	715
Licence revenue	1,489	-
Government grants	175	367
Interest received	111	109
Proceeds from sale of inventories	15	4,301
Proceeds from sale of investments	9,564	-
Other revenue	150	140
Total Revenue	13,107	5,633
Expenses		
Advertising and marketing	225	84
Amortisation of development costs	-	329
Amortisation of patents	2,647	878
Amortisation of goodwill	1,218	1,980
Cost of inventories	19	1,545
Cost of investments	8,679	-
Depreciation of fixed assets	230	279
Exchange losses	872	2
Employee expenses	2,012	1,350
Exploration costs written off	35	817
Interest paid	10	13
Legal and patent fees	511	479
Loss on sale of fixed assets	3	43
Operating lease rentals	506	165
Other	1,971	605
Research and development costs	550	300
Write down of inventories	2,507	207
Total expenses	21,995	9,076
Net loss from ordinary activities	(8,888)	(3,443)

GENETIC TECHNOLOGIES LIMITED
ACN 009 212 328
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (Cont)

!4. **Segment Information**

The consolidated entity operates in Australia, USA, Switzerland and Canada in the biotechnology, mining and investment industries.

Geographical Segments (Secondary) – 2002

	2002 Australia $	2002 Canada $	2002 USA $	2002 Switzerland $	2002 Totals	2002 Eliminations	2002 Consolidated $
Revenue	11,407,275	121,234	62,056	1,579,071	13,168,636	(62,056)	13,106,580
Segment results	(8,536,198)	(39,584)	18,135	(330,783)	(8,888,430)		(8,888,430)
Eliminations							-
Loss from ordinary activities before income tax	(8,536,198)	(39,584)	18,135	(330,783)	(8,888,430)		(8,888,430)
Income tax expense relating to ordinary activities	-	-	-	-	-		-
Net Loss	(8,536,198)	(39,584)	18,135	(330,783)	(8,888,430)		(8,888,430)
Segment assets	28,924,084	239,608	-	3,837,755			33,000,907
Segment liabilities	1,597,667	3,757	4,922	258,387			1,864,733

GENETIC TECHNOLOGIES LIMITED
ACN 009 212 328
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (Cont)

'4. **Segment Information (Cont)**

Industry Segments (Primary) - 2002

	2002 Mining $	2002 Biotech $	2002 Investment $	2002 Other $	2002 Totals $	2002 Eliminations $	2002 Consolidated $
External Sales	300,000	2,852,036	9,200,000	-			12,352,036
Inter-segment	-	-	-	-			-
Unallocated revenues	-	-	-	754,544			754,544
Total revenue	300,000	2,852,036	9,200,000	754,544			13,106,580
Segment results	265,499	(6,642,890)	(2,511,039)	-			(8,888,430)
Unallocated							
Loss from ordinary activities before income tax							(8,888,430)
Income tax expense relating to ordinary activities							-
Net Loss							(8,942,765)
Segment assets	-	31,939,932	1,060,975	-			33,000,907
Segment liabilities	-	1,864,730	-	-			1,864,733
Acquisition of segment assets	-	248,012	-	-	248,012		248,012
Depreciation and amortisation of segment assets	64,712	4,029,538	-	-	4,094,250		4,094,250
Other non-cash expenses	-	157,500	-	62,250	219,750		219,750

GENETIC TECHNOLOGIES LIMITED
ACN 009 212 328
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (Cont)

4. **Segment Information (Cont)**

The consolidated entity operates in Australia, USA, Switzerland and Canada in the biotechnology, mining and investment industries.

Geographical Segments (Secondary) – 2001

	2001 Australia $	2001 Canada $	2001 USA $	2001 Switzerland $	2001 Totals	2001 Eliminations	2001 Consolidated $
Revenue	5,513,740	108,338	25,333	40,356	5,687,787	(55,021)	5,632,766
Segment results	(2,482,686)	(208,327)	98,061	(850,651)	(3,443,603)	-	(3,443,603)
Eliminations	-	-	-	-	-	-	-
Loss from ordinary activities before income tax expense	(2,842,686)	(208,327)	98,061	(850,651)	(3,443,603)	-	(3,443,603)
Income tax expense relating to ordinary activities	-	-	-	-	-	-	-
Net Loss	(2,842,686)	(208,327)	98,061	(850,651)	(3,443,603)	-	(3,443,603)
Segment assets	28,334,006	332,304	8,139,771	2,879,741	39,685,822	-	39,685,822
Segment liabilities	1,591,835	11,791	5,192	9,250	1,618,068	-	1,618,068

GENETIC TECHNOLOGIES LIMITED
ACN 009 212 328
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (Cont)

4. Segment Information (Cont)

Industry Segments Primary - 2001

	2001 Mining $	2001 Biotech $	2001 Investment $	2001 Other $	2001 Totals	2001 Eliminations $	2001 Consolidated $
External Sales	7,420	714,875	4,301,531	-			5,023,826
Inter-segment sales	--	-	-				-
Unallocated revenues	-	-	-	608,940			608,940
Total revenue	7,420	714,875	4,301,531	608,940			5,632,766
Segment results	(1,197,573)	(3,259,620)	1,543,791	-	(2,913,402)		(2,913,402)
Unallocated							(530,021)
Loss from ordinary activities before income tax expense							(3,443,603)
Income tax expense relating to ordinary activities							-
Net Loss							(3,443,603)
Segment assets	245,032	36,336,903	2,457,509	646,378	39,685,822		39,685,822
Segment liabilities	250,000	923,288	120,087	324,693	1,618,068		1,618,068
Acquisition of segment assets	74,223	27,363,903	8,139,573	-	35,577,699		35,577,699
Depreciation and amortisation of segment assets	427,946	2,709,221	-	-	3,137,167		3,137,167
Other non-cash expenses	-	-	-	-	-		-

See chapter 19 for defined terms.

File Number 82-34627

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Genetic Technologies Limited	
ABN 17 009 212 328	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Mervyn Jacobson
Date of last notice	5 August 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dr Mervyn Jacobson controls JGT Aps (49,000,000) and Mervyn Jacobson Aps (49,000,000)
Date of change	20 September 2002
No. of securities held prior to change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 2,513,500 - Direct
Class	Fully paid Ordinary Shares
Number acquired	28,500
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,645
No. of securities held after change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 2,542,000 – Direct

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market purchases

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated at Sydney on 24 September 2002

+ See chapter 19 for defined terms.

File Number 82-34627

g.tech update

THE OFFICIAL NEWSLETTER OF GENETIC TECHNOLOGIES LIMITED

Issue No.1
APRIL 2001



Dr Mervyn Jacobson, Executive Chairman of Genetic Technologies Limited (GTG)

Message from the chairman

It gives me great pleasure to introduce this first issue of the Genetic Technologies' (GTG) newsletter to stockholders, which we have called the *g.tech update*.

The g.tech update will be distributed to all stockholders several times per year. It is our desire to ensure our stockholders are informed of the significant new developments continuing to unfold within our company.

It remains a personal priority for me to assist our stockholders to become better informed about our science and our projects. We realise that many stockholders don't have access to our announcements on the ASX, nor the internet, nor our web page - which to date have been our main communication posts. In other words, we have made some major announcements over the last six months which you may not know about.

GTG is now pursuing some very exciting opportunities and it is disappointing to see some shareholders selling their shares, possibly unaware of these exciting developments. Hopefully, the g.tech update will go some way to ensuring all shareholders are more aware of the company's developments and will help build closer ties between GTG management and our shareholders.

Contents:

RareCellect™ revolutionises testing for disease in unborn babies

Every year around 250,000 babies are born in Australia. Some are born with major genetic defects obvious at birth and others carry genes which cause major disease resulting in serious disabilities or even death at a very young age.

In most cases the mother is unaware, and not given the option to undertake any genetic testing of her baby during pregnancy.

The reason? There are currently two procedures available to pregnant women for obtaining samples from the foetus to test for genetic abnormalities. Both are invasive surgical procedures and both involve potential risks to the mother and unborn child. The inherent risk to both mother and foetus means testing is usually only conducted on women in the highest risk category; those over the age of 35 or those with a history of genetic disease. In effect, most women who need the tests do not have them. However, within two years women may have the option to undertake a simple blood test from the arm to ascertain the health of their unborn child.

GTG is pursuing the development of a new procedure called RareCellect™ – based on the company's proprietary foetal cell recovery technology – in collaboration with US company, Cytomation Inc, and researchers at the Murdoch Institute and Monash University.

This state of the art high speed MoFlo® will be used to sort the cells.



The RareCellect™ process uses genetic markers to differentiate between the mother's blood cells and those originating from the foetus.

A high-speed cell sorter separates the foetal cells, which can then be tested for abnormalities. Cytomation is providing $1 million financial support to Genetic Technologies, including the provision of a state-of-the-art high speed MoFlo® cell sorter to be located in Melbourne.

According to GTG executive chairman, Dr Mervyn Jacobson, the new approach will make foetal testing far more accessible to all expectant mothers.

"The RareCellect™ process will be a major step forward in foetal testing as it is non-invasive and so it is safer, cheaper, easier and may be done earlier in the pregancy."

If just 30% of the 250,000 expectant mothers took advantage of this procedure, GTG or its licensees would perform some 75,000 tests per year in Australia alone. Incredibly, licensing the procedure globally would increase these projections more than a hundred-fold.

What is the technology based on?

The breakthrough is based on the discovery that a very small number of foetal cells exist in a mother's blood stream – less than one foetal cell per 500,000 maternal cells – and these foetal cells can survive in the mother's circulation for many years. The cells are identified, separated from maternal blood cells, and may then be tested for genetic abnormalities.

Development of the breakthrough procedure is being supported by US firm Cytomation Inc., known for making the world's fastest flow cytometers – instruments that sort and count cells for medical research. The Murdoch Institute will assist at the clinical level with validation of the new test.

Professor Bob Williamson, FRS, of the Murdoch Children's Research Institute has been studying this area for over ten years and said: "We know that a few foetal cells are present in the mother's circulation after a few weeks of pregnancy, but the challenge has been to separate them accurately from the millions of maternal cells.

"I am pleased to support any approach that will allow doctors to offer accurate prenatal diagnosis without even the small risk that occurs with amniocentesis or chorionic villus sampling," Prof Williamson concluded.

NUMBERS OF STOCKHOLDERS

Did You Know...

March 2000 887 Stockholders

GTG increases its stake in Cytomation

GTG announced in March that it had increased its stake in US bio-instrument company Cytomation Inc to 3%. In April, GTG announced it had increased its stake to 6% and that further purchases may be anticipated. Cytomation was recently named one of America's fastest growing 500 companies and offers critical synergies to a number of the company's current projects.

Cytomation is the world-leading manufacturer of flow cytometers – machines that can sort selected living cells from a mixed cellular population extremely quickly and accurately. The beauty of Cytomation's flow cytometers is that they don't just sort cells. They can also sort any small particles carrying biological material, giving them application to areas as diverse as drug discovery, sex selection in livestock and genome research.

Now that the human genome has been sequenced and biotechnology research enters the post-genomics era, the development of new sophisticated biotech instrumentation will facilitate advances in a number of areas, particularly those linked to drug development, and gene therapies for cancer and neurological disorders such as Alzheimer's disease.

Sales for Cytomation in 2000 were reported at $AUD40 million and growing at an impressive 45% pa. The company's workforce has increased more that six-fold over the past six years. Dr Mervyn Jacobson, appointed at Executive Chairman of GTG last August, has served as Chairman of Cytomation for the last ten years.

Dr George Rudy – Scientific Director



George Rudy MD PhD joined the company in January 2001 as Scientific Director of GeneType, the genetics research and service testing arm of GTG. He oversees all research activities and scientific operations at GeneType.

Dr Rudy began his career in the United States as a clinician. He was educated at Yale and Stanford Universities, and subsequently trained in Internal Medicine at the University of California, San Francisco.

He has worked as a physician in the U.S., Africa, and New Zealand before arriving in Australia to pursue a PhD in molecular immunogenetics at the Walter and Eliza Hall Institute of Medical Research (WEHI), where he also



The genome made simple

The entire genetic make up of every living organism (animal, plant, insect etc) is called its "genome".

In the human, the genome is made up of some 3.2 billion separate pieces of information with the entire set found within the DNA of every cell making up that person. All the gentic information is organised into functional units called "genes".

For many years, it was thought we had some 100,000 genes based on the estimated numbers of diverse proteins required to manage all bodily function and metabolism. In fact, the human genome project recently announced that humans only have around 30,000 genes, and significantly, some of the functions previously ascribed to genes (including gene regulators) are now thought to be controlled by the non-coding ("junk") portions of the genome.

Valuable junk – pioneering application of non-coding DNA

In early 2001, the Human Genome Project, which involved thousands of researchers around the world, announced to the world that the "junk" in junk DNA (non-coding sequences) was in fact not junk at all. The announcement confirms GeneType's pioneering research in this area.

GeneType is the original early pioneer in the field of non-coding sequences. The company was formed in 1989 specifically to research the significance of so-called 'junk DNA'. The human genome is made up of approximately 95% 'junk DNA'.

GeneType recognised the potential value of non-coding sequences many years ago while working on human haplotyping. This research proved that the non-coding 'junk DNA' region of the human HLA gene complex was in reality not junk, but in fact a valuable and highly ordered reservoir of useful genetic information.

The company also demonstrated that the same logic of utilising genetic information in the non-coding sequences may also be applied to other areas of the human genome and also to the genome of animals, plants and even insects and parasites.

GeneType demonstrated many examples of useful information in these non-coding sequences–in DNA diagnostics, high-resolution bone marrow typing for transplantation, haplotype identification, SNP analysis, gene-mapping and in the identification of traits of interest.

Intron sequence analysis provides a valuable strategy for gene mapping and exploits GeneType's unique knowledge of non-coding structures to search for new genes of special interest, especially disease-causing genes or those associated with particular traits.

GeneType currently holds two world-wide patents on the use of intron sequence (using the non-coding regions of DNA) for particular applications in analysis and gene mapping.

In another major achievement for the company, GTG has secured patent insurance from GE Reinsurance Corporation, part of the world-wide General Electrics Group. With patent insurance now in place, GTG is proceeding to commence licensing of the patents.

Halt to agricultural disease through gene technology

Australian farmers spend approximately half a billion dollars a year controlling infectious diseases in livestock. Despite the widespread use of powerful anti-parasitic and antibiotic drugs, the problem continues to cause major agricultural and economic loss and ecological damage.
The solution, GTG says, "is in the genes".

GTG is collaborating with The University of Melbourne (Department of Veterinary Science) to tackle the problem through the genes of the offending parasites to alleviate this serious agricultural problem and without the use of traditional drug treatments.

The collaboration will bring together the expertise of the University of Melbourne in parasitology and Genetic Technologies' patented know-how concerning gene structures, using non-coding sequences to help the researchers locate key genes of interest.

This major biotechnology initiative, 'Pathogen Genomics and Genetics Program', paves the way for new and exciting developments in gene discovery and analysis of infectious agents – such as parasites.

Associate Professor Robin Gasser of The University of Melbourne said: "The Pathogen Genomics and Genetics Program will now explore genetic solutions to the diagnosis and treatment of infectious disease in agricultural animals and common worms in domestic animals. For example, one study will focus on the genes and their products associated with parasite reproduction and development in an effort to halt the spread of infection."

The Program has been launched to develop products to replace the traditional anti-parasitic and antibiotic drugs currently in use. Internationally, the market for these drugs is estimated at about $9 billion per year. The projected animal health market in Australia for 2002 is approximately $559 million for livestock and $120 million for companion animals.

Over the next five years, this collaborative venture will focus on developing new and environmentally friendly approaches centred on understanding disease processes, as well as developing new highly sensitive and specific diagnostic tests. The research will have major economic benefits to the Australian biotechnology sector.

"The research will exploit gene-based methods to develop new strategies for parasite diagnosis and control, complementing or replacing conventional approaches in use today," Associate Professor Gasser said.

The benefits of the research will not be limited to agricultural animals. Related disease-causing organisms, such as blood-sucking hookworms, also cause major disease in humans, particularly in developing countries. Other important parasites also occur in domestic dogs and cats, some of which are transmissible to humans.

As a priority, the genomics program will define which genes are


Who owns your DNA?
In the gold rush of gene discovery, a few entrepreneurs are seizing
STOCKWATCH
It's in the genes
Gene war on parasites
Media missing gene of understanding
Cell-sorting offer safe foetal test
"Patents are simply rewards to the winners for all the planning, risk taking and innovation that allowed them to become the first in the world to discover something new"
Dr Mervyn Jacobson
Australian Financial Review
"An Australian company, Genetic Technologies, however, claims its patents cover use of the remaining 98 per cent of the genome – the so-called junk DNA, or non-coding DNA. As a result of the Human Genome Project, scientists believe junk DNA is not all rubbish but more like the junk you keep in the garage, which can tell you a lot about a persons history, and may have an important function in the body.
Genetic Technologies' chairman, Dr Mervyn Jacobson, says the company recognised 10 years ago that non-coding DNA was a valuable reservoir of useful information"
Sydney Morning Herald

genetic technologies LIMITED

Extract from the chairman's report, stockholders' meeting, 30 November 2000

- GeneType in its first 11 years, spent $15M to achieve some very important scientific discoveries – of world significance and potentially great value – now covered by seven separate issued patents, grouped into three broad families of patents, all owned exclusively by GeneType, being:
  - non-coding sequence-based diagnostics – for most genes in most species,
  - non-coding based strategies for genomic mapping, and
  - non-invasive foetal cell separation.
- GeneType also came to the merger having been awarded an Australian Government START grant of $3.5M in 1998, and having built up the largest accredited DNA lab in Australia for disputed paternity.
- The merger was overwhelmingly approved at the EGM in Sydney on 29 August, 2000. This led to the creation of Genetic Technologies Limited ("GTG"). Duketon provided the corporate shell and considerable cash and GeneType provided all its patents. The merged entity changed its name to Genetic Technologies Limited, whereupon:
  - the corporate direction was changed from mining to biotech
  - the ticker code was changed from DGN to GTG
  - the listing category was changed to health care/biotech
  - the ASX listing was changed from mining to industrial
  - the headquarters address was changed from Sydney to Melbourne
  - I was appointed Executive Chairman – to get on with the job!
  - we hired Dr. George Rudy, as the Director of Science at GeneType. (see profile on pg. 2)
  - the go-forward plan is focused solely on biotech and to dispose of all old mining assets
- The next strategic priorities for GTG are to:
  - expand the Service Testing business (in progress)
  - complete the Haplotyping Project, and pursue new products from this program (complete)
  - accelerate the Foetal Cell research program (in progress)
  - actively pursue licensing to start generating substantial revenues for GTG (in progress)
  - pursue other new opportunities based on biotechnology inventions made by others (in progress)
- We now seek to establish a significant American presence, by investigating the possibility of a NASDAQ listing for GTG next year, and by pursuing a stake in the U.S. bio-instrument company, Cytomation Inc.
- In conclusion – I again predict that for GTG, the best is definitely yet to come.
- Stockholders wishing to obtain details of GeneType's past history, including events leading to the merger with Duketon may now access details from the GTG website – gtg.com.au

Dr Mervyn Jacobson

We are happy to report

From 3rd April, 2001, GTG was added to the official ASX health and biotechnology index

Genetic Technologies Limited ABN 17 009 212 328

Headquarters and Registered office,
60-66 Hanover Street,
Fitzroy, Vic 3065
Australia
Phone: +61 3 9415 1135
Fax +61 3 9417 2987

Corporate Office
Ground Floor,
140 Phillip Street
Sydney, NSW 2000
Australia
Phone: +61 2 9233 5015
Fax: +61 2 9232 5313

Email: info@gtg.com.au

Newsletter Editor
Rebecca Christie
Buchan Communications Group
Phone: +61 3 9866 4722
Mobile: +61 417 382 391

THE OFFICIAL NEWSLETTER OF GENETIC TECHNOLOGIES LIMITED

g.tech

Issue No.2
OCTOBER 2001

Contents:

Globalisation: Progress in the US

Genetic Technologies Limited (GTG) made substantial progress in the first half of 2001 toward its goal of expanding into global markets, with several major developments unfolding in North America.

These include progressing steps toward a NASDAQ listing, GTG initiating legal action to deal with infringements against its patents, increasing ownership of US biotechnology equipment manufacturer, Cytomation Inc., and consolidating a 70% stake in its Canadian listed company, Gtech International Resources Limited.

Tackling patent infringements

On the advice of its US licensing attorneys, GTG is progressing legal action against a leading US genetics company for infringing a GTG patent.

"We've had to take strong action now to ensure that the research we developed and now own is not exploited by other organisations, knowingly or otherwise," Executive Chairman Dr Mervyn Jacobson said.

When GeneType, a subsidiary of GTG, first recognised the significance of non-coding DNA sequences as useful genetic information in the late 1980s, the company moved quickly to place its findings under patent protection. It now holds two world-wide families of patents on the application of intron (ie non-coding) sequences.

GeneType had shown intron sequences to be useful in DNA diagnostics, bone marrow typing for transplantation, gene mapping and the identification of genetic traits, among other applications.

Now, the opportunity exists for GTG to negotiate with companies worldwide who would benefit from licensing its patents.

NASDAQ listing

GTG has engaged GTH Capital based in New York, and is heading toward a NASDAQ listing.

"GTG's existing intellectual property in genetics and genomics will be attractive to US capital markets and US investors," according to Mr Mark Saunders, Executive Vice-President of GTH Capital.

NASDAQ listing will provide US investors the opportunity of trading GTG, initially in over-the-counter markets.

GTH Capital specialises in the biotechnology sector. It provides services both in corporate advice to the developing trading markets and in locating institutional and high net worth investors for domestic and international companies.

Listing is expected to take from six to nine months with the first stage being entry to the American Depository Receipts program. GTG will continue to be an Australian company, eventually with dual listing on the NASDAQ and the Australian Stock Exchange.

Gtech International Resources Limited

Another inroad by GTG into North America is the company's consolidation of control, as the result of a private placement, of some 70% of Gtech International Resources Limited, which is listed on the Canadian Venture Exchange.

On a recent trip to the US, Dr Jacobson was part of a VIP group who met President Bush while attending a fund-raiser for the Republican Party in Denver. Dr Jacobson attended the function as guest of the Governor of Colorado, Bill Owens, who appointed him

"Dr...you are the leading edge..."

President Bush on being



Dr Mervyn Jacobson,
Executive Chairman of
Genetic Technologies Limited (GTG)

Message from the chairman

Once again, I am delighted to introduce this new issue of g.tech update, the newsletter of Genetic Technologies Limited (GTG). As GTG continues to grow and to achieve progress on a number of fronts, we will use the g.tech update to keep our stockholders informed of our new strategies, unfolding opportunities and successes.

The first issue of g.tech update, in April 2001, focussed mainly on the initial changes following our successful merger last August. It also described some early priorities and opportunities for GTG in the world of biotechnology. This issue provides further details of these early activities and also some insights into our future direction.

We previously expressed a desire to expand our DNA service testing business. We now provide details of a recent acquisition by GTG, which further consolidates our position as the leading tester in Australia in the field of disputed paternity. We are also pursuing new opportunities in plant and animal DNA testing.

We previously mentioned a strategy to out-license the non-coding patents acquired from GeneType in the merger. This is now progressing.

We previously indicated we planned to accelerate our foetal cell program in association with the Murdoch Institute. We now provide further details.

We have also consistently expressed a desire to support other leading Australian research groups, and to help them develop and commercialise their inventions. We previously provided first details of our pathogen research program with University of Melbourne. We recently announced our latest project – ImmunAid, a HIV research program, in collaboration with University of Western Australia. Other equally significant and socially responsible research programs are also under active evaluation by GTG, and further announcements will be made when appropriate.

Finally, we continue to pursue new opportunities in USA. Over recent months, we have increased our ownership in Cytomation, Inc, and also our representation on its Board of Directors. We also initiated a process for GTG to be co-listed on NASDAQ.

Again, we trust this g.tech update helps our shareholders appreciate some of the new developments and successes within GTG. We also hope the g.tech update will continue to build closer ties between management and the shareholders of GTG.

New opportunities in DNA testing

GTG already controls the largest accredited DNA paternity testing group in Australia. In July 2001, GTG announced the purchase of the business of DNA–ID LABS in Perth.

GTG is also assessing further opportunities in the DNA service testing market in Australia and Asia, including expanding its operations to include plant and animal DNA testing, for which we perceive a growing global demand.

What is DNA?

DNA is DeoxyriboNucleic Acid. It carries all of an individual's genetic information and is present in the nucleus of all living cells. The genes within the DNA specify proteins that influence to a large degree what we look like, how we behave and how healthy we are.

Except for identical twins, each individual has unique DNA, half of which is inherited from the mother and half from the father.

The uniqueness of an individual's DNA is exploited in DNA Testing, for example, to determine if a genetic relationship exists between individuals. DNA testing can potentially identify paternal, maternal and brother/sister relationships.

To perform the test, a small sample of cells, for example from blood, mouth swabs or hair roots, is taken from each person being tested.

The DNA is isolated from the cells and a small variable region treated to give characteristic fragments. When the fragments are separated in an electric field and their patterns compared, information is gained about which fragments came from which parent.

A common fragment between the child and the alleged father can indicate paternity. This process of DNA typing alone can resolve all cases of disputed paternity.





Appointed in May this year, Dr Glenn Tong is overseeing the establishment of a new business division for plant and

This expansion will primarily focus on the company's Genome Mapping Patent for a critical process in the

in bioorganic chemistry from The University of Melbourne and comes to GTG with extensive experience in



Cytomation– a US success story.

GTG has incrementally lifted its ownership in Cytomation Inc, one of the world's most successful medical technology companies, from about 0.5% in February 2001 to a total of 10% in June 2001. Sales for Cytomation have been reported at $AUD40 million and growth is running at an impressive 45% pa.

At the stockholders meeting in Fort Collins, Colorado, USA on 13 August, six new directors were elected, including Mr Ian Dennis, Executive Director of GTG. Dr Jacobson and Mr Ian Goudie, Chief Executive Officer of GTG subsidiary GeneType, were each re-elected as directors. The following day, the new Board of Cytomation duly re-elected Dr Jacobson as their Chairman.

Cytomation is a biotechnology instrumentation company, specialising in high-performance flow cytometers, analysers and sorters.

Company headquarters are in Fort Collins, Colorado, and Cytomation also has sales and service offices in Germany and Australia. Its instruments are placed in sites around the world, including the US, Europe, Japan and Australia.

Early this year, Cytomation was named among the Inc. 500 list of fastest growing, privately held US companies. While most of Cytomation's customers are from medical research institutions, the market is expanding to include drug discovery companies and the international livestock industry.

Cytomation's flow cytometers are designed to examine the physical and chemical properties of biological particles as they flow through a detection apparatus. They have applications in cancer and HIV research, drug discovery, stem cell research and livestock sex selection. At the most advanced level, flow cytometers can isolate specific cell types from a complex mixture, even when they are present in extremely low numbers, even as low as one in a million cells.



RareCellect® update

The MoFlo® cytometer developed by Cytomation Inc provides the instrument platform for GTG's RareCellect® project to separate rare foetal cells from a sample of mother's blood, for purposes of genetic screening. A MoFlo® cytometer has recently been shipped from the USA and installed at GTG's Melbourne laboratory and the RareCellect® project is now progressing.

RareCellect® has the potential to replace the current invasive foetal tests – amniocentesis and chorionic villus biopsy – both of which pose some degree of health risk to the mother and the unborn child.

Plans for full development of RareCellect® have advanced on a number of fronts. A new Australian company, RareCellect Ltd, has been formed, owned 90% by GTG and 10% by Cytomation Inc. Cytomation is providing $1 million in the form of technology, training or personnel.

RareCellect Ltd will hold the Intellectual Property associated with the foetal cell isolation procedure and will undertake completion of the research and development phase before moving to commercialise the test.

GTG is in the process of building the team of experts to work for RareCellect Ltd. Dr Pavel Bitter has recently arrived from Germany to lead the team and other newly appointed staff members are already performing tissue culture techniques to provide cell populations with different properties.

GTG forms ImmunAid

GTG has acquired 60% of ImmunAid Ltd, a new company researching the treatment of immunodeficiency caused by retroviral infection, such as AIDS. The remaining 40% is held by the scientists working on the project, which is based at the University of Western Australia.

"Some of our early results are quite remarkable, so we are very pleased that Genetic Technologies has agreed to support us in developing these promising findings," said Dr Manfred Beilharz from the Department of Microbiology at the University of Western Australia.



Professor Gust joined the GTG Board earlier this year. He has had an illustrious scientific career, covering both groundbreaking research and the science. He joined CSL Limited in 1990 and was the first Director of the MacFarlane Burnet Centre for Medical Research, which he helped establish scientific adviser to the Bill and Melinda Gates Children's Vaccine Program, the International AIDS Vaccine Initiative and the World Health

56 — TOP 500 — April 27, 2001 BRW.

Ups and downs of business

Among the companies with the biggest revenue rises and falls, the technology, mining and energy sectors recorded some highly contrasting results. The biggest revenue fall was recorded by the Technology Investment Fund, which invests in technology-related companies. The company recorded a net loss of $18 million for the six months to December 31 last year, and its interim report to shareholders noted that the "decline in technology markets generally" had harmed the business. The company ha...

Mining and resources companies appear on both lists, highlighting their cyclical nature. Anaconda Nickel's revenue fell 70.2% and Portman Mining's fell 89.3% yet the two top revenue rises came from fellow nickel miners Jubilee Mines and Comet Resources.

Jubilee Mines is the stand-out performer in the rises category. The Perth company which ...

BIGGEST REVENUE RISES

	CHANGE (%)	INCREASE ($'000)	RANK IN TOP 500
1 Jubilee Mines	356,794.4	64,223	148
2 Comet Resources	10,545.5	12,760	178
3 Senetas	4,713.6	4,148	460
4 Amcom Telecom	4,027.7	4,068	425
5 adultshop.com	3,245.8	11,620	467
6 Matrix Oil	2,800.0	168	429
7 Vita Life Sciences	2,223.4	36,019	240
8 Renewable Energy	1,766.1	3,285	392
9 Third Rail	1,710.0	513	475
10 Auron Energy	1,340.7	410	437
11 Genetic Technologies	948.4	3,860	390
12 CPH Investment	909.7	64,006	153
13 Aust Worldwide Exploration	867.3	6,600	358
14 ION	841.2	59,686	225
...fice Trust	833.9	360,961	47
...c Oil	832.0	4,443	361
...ic Resources	790.0	237	430
...ia Pacific	607.6	4,145,952	32
...an Technologies	554.3	765	402
...h Research	509.5	214	414

... REVENUE FALLS

	CHANGE (%)	FALL ($'000)	RANK IN TOP 500
...y Investment	-257.7	-31,356	480
	-220.7	-13,860	230
...rgy	-182.5	-9,108	455
...rsified Share Fund	-119.5	-6,703	419
...unications Holdings	-97.8	-9,962	406
	-95.1	-1,153	410
	-89.3	-196,792	329
	-80.2	-32,930	270
	-71.3	-1,965,702	61
...el	-70.2	-4,156	466
	-70.1	-81,191	438
	-67.6	-80,231	119
	-59.5	-132,018	244
	-58.9	-6,317	400
	-54.3	-10,890	398
	-50.0	-101	424
	-47.3	-769	432
	-44.1	-4,322	426
	-42.0	-33,476	358
	-39.3	-55,471	373

30 THE WEST AUSTRALIAN MONDAY JUNE 18 2001

The West Australian

BUSINESS

Edited by STEVEN LOXLEY

Big guns blaze WA market lead

By Michael Weir

THE booming share prices of home-grown market darlings Wesfarmers and Woodside Petroleum have helped WA companies outperform the Australian sharemarket in the past 12 months.

Based on a new survey by accounting firm Deloitte Touche Tohmatsu, WA companies enjoyed 29 per cent growth in the year to May 31, compared with a 9 per cent gain in the all-ordinaries index.

Deloitte Perth partner Peter McIver said the firm had introduced the WA index as a way of tracking the performance of WA companies by comparing monthly market capitalisations of all listed WA companies against the all ordinaries.

The firm started with 330 WA listed companies at April 30 last year with a total market capitalisation of about $30 billion.

It has also introduced a South Australian index, but it is based on fewer stocks.

Mr McIver said WA stocks performed strongly in the past 12 months, which was a positive signal for the future of WA listed companies.

"(It) shows that we c... deliver sustainable growth," ... said.


THE TOP FIVE
Genetic Technologies — 326 per cent
Renewable Energy Corporation — 300 per cent
Hardman Resources — 256 per cent
Murchison United — 255 per cent
Amity Oil — 242 per cent

A flare at Amity Oil's Gocecler 1 gas discovery in Turkey. PICTURE: Ami...

...panies have collectively not suf... same peaks and ...

... and two failed takeover bids ... major shareholder Royal Dutch-Shell.

more shares if its cash and scrip takeover bid for Howard Smith is successful.

Wesfarmers' share price has also been driven by the company's own bullish profit predictions for the next two years.

The top performing WA stock in the past 12 months was biotechnology company Genetic Technologies, formerly ...

... the Chinguetti 1 oil well off Mauritania in which it has an interest. Its share price has jumped 256 per cent in the past ...

> The top performing WA stock in the past 12 months was biotechnology company Genetic Technologies, formerly Duketon Goldfields, whose market capitalisation has jumped 326 per cent to $196 million from $46 million.

Safe, early foetal test on the way

DIAGNOSIS
by Helen Carter

A SAFER – and earlier – alternative to genetic amniocentesis could be on the market within two years.

The non-invasive procedure involves taking a blood sample from the mother as early as eight weeks into the pregnancy, separating the foetal cells, and testing them for genetic disease.

Melbourne-based company Genetic Technologies says it has developed a way of identifying foetal genetic disease by locating and genetically labelling foetal cells, which are then separated from maternal cells.

The Murdoch Children's Research Institute in Melbourne is providing samples to validate the method. Institute director Professor Bob Williamson said by year's end, it hoped to discover if the procedure was accurate and reliable.



Cells even younger than those of this 11-week foetus can be isolated.

> Melbourne-based company Genetic Technologies says it has developed a way of identifying foetal genetic disease by locating and genetically labelling foetal cells, which are then separated from maternal cells.
>
> "Over the next two years we want to prove how reliable it is so it becomes part of the normal antenatal profile," executive chairman Dr Mervyn Jacobson told *Medical Observer*.

Did You Know...

- *GTG was recently added to the ASX / Standard & Poor Top 300 Index. This ranks GTG in the top 300 companies by market capitalisation.*
- *GTG has just completed refurbishment of its new laboratory in Melbourne. It will be the headquarters of GTG's scientific work including DNA testing, RareCellect and other emerging projects.*

Genetic Technologies Limited ABN 17 009 212 328

Headquarters and Registered office
60-66 Hanover Street
Fitzroy, Vic 3065
Australia
Phone: +61 3 9415 1135
Fax: +61 3 9417 2987

Corporate Office
Ground Floor
140 Phillip Street
Sydney, NSW 2000
Australia
Phone: +61 2 9233 5015
Fax: +61 2 9232 5313

Email: info@gtg.com.au

Newsletter Editor
Rebecca Christie
Buchan Communications Group
Phone: +61 3 9866 4722
Mobile: +61 417 382 391

THE OFFICIAL NEWSLETTER OF GENETIC TECHNOLOGIES LIMITED

g.tech update

Issue No.2
OCTOBER 2001

Contents:

Globalisation: Progress in the US

Genetic Technologies Limited (GTG) made substantial progress in the first half of 2001 toward its goal of expanding into global markets, with several major developments unfolding in North America.

These include progressing steps toward a NASDAQ listing, GTG initiating legal action to deal with infringements against its patents, increasing ownership of US biotechnology equipment manufacturer, Cytomation Inc., and consolidating a 70% stake in its Canadian listed company, Gtech International Resources Limited.

Tackling patent infringements

On the advice of its US licensing attorneys, GTG is progressing legal action against a leading US genetics company for infringing a GTG patent.

"We've had to take strong action now to ensure that the research we developed and now own is not exploited by other organisations, knowingly or otherwise," Executive Chairman Dr Mervyn Jacobson said.

When GeneType, a subsidiary of GTG, first recognised the significance of non-coding DNA sequences as useful genetic information in the late 1980s, the company moved quickly to place its findings under patent protection. It now holds two world-wide families of patents on the application of intron (ie non-coding) sequences.

GeneType had shown intron sequences to be useful in DNA diagnostics, bone marrow typing for transplantation, gene mapping and the identification of genetic traits, among other applications.

Now, the opportunity exists for GTG to negotiate with companies worldwide who would benefit from licensing its patents.

NASDAQ listing

GTG has engaged GTH Capital based in New York, and is heading toward a NASDAQ listing.

"GTG's existing intellectual property in genetics and genomics will be attractive to US capital markets and US investors," according to Mr Mark Saunders, Executive Vice-President of GTH Capital.

NASDAQ listing will provide US investors the opportunity of trading GTG, initially in over-the-counter markets.

GTH Capital specialises in the biotechnology sector. It provides services both in corporate advice to the developing trading markets and in locating institutional and high net worth investors for domestic and international companies.

Listing is expected to take from six to nine months with the first stage being entry to the American Depository Receipts program. GTG will continue to be an Australian company, eventually with dual listing on the NASDAQ and the Australian Stock Exchange.

Gtech International Resources Limited

Another inroad by GTG into North America is the company's consolidation of control, as the result of a private placement, of some 70% of Gtech International Resources Limited, which is listed on the Canadian Venture Exchange.

On a recent trip to the US, Dr Jacobson was part of a VIP group who met President Bush while attending a fund-raiser for the Republican Party in Denver. Dr Jacobson attended the function as guest of the Governor of Colorado, Bill Owens, who appointed him

"Dr...you are the leading edge..."

President Bush on being



Dr Mervyn Jacobson,
Executive Chairman of
Genetic Technologies Limited (GTG)

Message from the chairman

Once again, I am delighted to introduce this new issue of g.tech update, the newsletter of Genetic Technologies Limited (GTG). As GTG continues to grow and to achieve progress on a number of fronts, we will use the g.tech update to keep our stockholders informed of our new strategies, unfolding opportunities and successes.

The first issue of g.tech update, in April 2001, focussed mainly on the initial changes following our successful merger last August. It also described some early priorities and opportunities for GTG in the world of biotechnology. This issue provides further details of these early activities and also some insights into our future direction.

We previously expressed a desire to expand our DNA service testing business. We now provide details of a recent acquisition by GTG, which further consolidates our position as the leading tester in Australia in the field of disputed paternity. We are also pursuing new opportunities in plant and animal DNA testing.

We previously mentioned a strategy to out-license the non-coding patents acquired from GeneType in the merger. This is now progressing.

We previously indicated we planned to accelerate our foetal cell program in association with the Murdoch Institute. We now provide further details.

We have also consistently expressed a desire to support other leading Australian research groups, and to help them develop and commercialise their inventions. We previously provided first details of our pathogen research program with University of Melbourne. We recently announced our latest project – ImmunAid, a HIV research program, in collaboration with University of Western Australia. Other equally significant and socially responsible research programs are also under active evaluation by GTG, and further announcements will be made when appropriate.

Finally, we continue to pursue new opportunities in USA. Over recent months, we have increased our ownership in Cytomation, Inc, and also our representation on its Board of Directors. We also initiated a process for GTG to be co-listed on NASDAQ.

Again, we trust this g.tech update helps our shareholders appreciate some of the new developments and successes within GTG. We also hope the g.tech update will continue to build closer ties between management and the shareholders of GTG.

New opportunities in DNA testing

GTG already controls the largest accredited DNA paternity testing group in Australia. In July 2001, GTG announced the purchase of the business of DNA–ID LABS in Perth.

GTG is also assessing further opportunities in the DNA service testing market in Australia and Asia, including expanding its operations to include plant and animal DNA testing, for which we perceive a growing global demand.

What is DNA?

DNA is DeoxyriboNucleic Acid. It carries all of an individual's genetic information and is present in the nucleus of all living cells. The genes within the DNA specify proteins that influence to a large degree what we look like, how we behave and how healthy we are.

Except for identical twins, each individual has unique DNA, half of which is inherited from the mother and half from the father.

The uniqueness of an individual's DNA is exploited in DNA Testing, for example, to determine if a genetic relationship exists between individuals. DNA testing can potentially identify paternal, maternal and brother/sister relationships.

To perform the test, a small sample of cells, for example from blood, mouth swabs or hair roots, is taken from each person being tested.

The DNA is isolated from the cells and a small variable region treated to give characteristic fragments. When the fragments are separated in an electric field and their patterns compared, information is gained about which fragments came from which parent.

A common fragment between the child and the alleged father can indicate paternity. This process of DNA typing alone can resolve all cases of disputed paternity.





Appointed in May this year, Dr Glenn Tong is overseeing the establishment of a new business division for plant and

This expansion will primarily focus on the company's Genome Mapping Patent for a critical process in the

in bioorganic chemistry from The University of Melbourne and comes to GTG with extensive experience in



Cytomation– a US success story.

GTG has incrementally lifted its ownership in Cytomation Inc, one of the world's most successful medical technology companies, from about 0.5% in February 2001 to a total of 10% in June 2001. Sales for Cytomation have been reported at $AUD40 million and growth is running at an impressive 45% pa.

At the stockholders meeting in Fort Collins, Colorado, USA on 13 August, six new directors were elected, including Mr Ian Dennis, Executive Director of GTG. Dr Jacobson and Mr Ian Goudie, Chief Executive Officer of GTG subsidiary GeneType, were each re-elected as directors. The following day, the new Board of Cytomation duly re-elected Dr Jacobson as their Chairman.

Cytomation is a biotechnology instrumentation company, specialising in high-performance flow cytometers, analysers and sorters.



Company headquarters are in Fort Collins, Colorado, and Cytomation also has sales and service offices in Germany and Australia. Its instruments are placed in sites around the world, including the US, Europe, Japan and Australia.

Early this year, Cytomation was named among the Inc. 500 list of fastest growing, privately held US companies. While most of Cytomation's customers are from medical research institutions, the market is expanding to include drug discovery companies and the international livestock industry.

Cytomation's flow cytometers are designed to examine the physical and chemical properties of biological particles as they flow through a detection apparatus. They have applications in cancer and HIV research, drug discovery, stem cell research and livestock sex selection. At the most advanced level, flow cytometers can isolate specific cell types from a complex mixture, even when they are present in extremely low numbers, even as low as one in a million cells.

RareCellect® update

The MoFlo® cytometer developed by Cytomation Inc provides the instrument platform for GTG's RareCellect® project to separate rare foetal cells from a sample of mother's blood, for purposes of genetic screening. A MoFlo® cytometer has recently been shipped from the USA and installed at GTG's Melbourne laboratory and the RareCellect® project is now progressing.

RareCellect® has the potential to replace the current invasive foetal tests – amniocentesis and chorionic villus biopsy – both of which pose some degree of health risk to the mother and the unborn child.

Plans for full development of RareCellect® have advanced on a number of fronts. A new Australian company, RareCellect Ltd, has been formed, owned 90% by GTG and 10% by Cytomation Inc. Cytomation is providing $1 million in the form of technology, training or personnel.

RareCellect Ltd will hold the Intellectual Property associated with the foetal cell isolation procedure and will undertake completion of the research and development phase before moving to commercialise the test.

GTG is in the process of building the team of experts to work for RareCellect Ltd. Dr Pavel Bitter has recently arrived from Germany to lead the team and other newly appointed staff members are already performing tissue culture techniques to provide cell populations with different properties.

GTG forms ImmunAid

GTG has acquired 60% of ImmunAid Ltd, a new company researching the treatment of immunodeficiency caused by retroviral infection, such as AIDS. The remaining 40% is held by the scientists working on the project, which is based at the University of Western Australia.

"Some of our early results are quite remarkable, so we are very pleased that Genetic Technologies has agreed to support us in developing these promising findings," said Dr Manfred Beilharz from the Department of Microbiology at the University of Western Australia.



Professor Gust joined the GTG Board earlier this year. He has had an illustrious scientific career, covering both groundbreaking research and the science. He joined CSL Limited in 1990 and was the first Director of the MacFarlane Burnet Centre for Medical Research, which he helped establish scientific adviser to the Bill and Melinda Gates Children's Vaccine Program, the International AIDS Vaccine Initiative and the World Health

Ups and downs of business

Among the companies with the biggest revenue rises and falls, the technology, mining and energy sectors recorded some highly contrasting results. The biggest revenue fall was recorded by the Technology Investment Fund, which invests in technology-related companies. The company recorded a net loss of $18 million for the six months to December 31 last year, and its interim report to shareholders noted that the "decline in technology markets generally" had harmed the business. The company...

Mining and resources companies appear on both lists, highlighting their cyclical nature. Anaconda Nickel's revenue fell 70.2% and Portman Mining's fell 89.3%, yet the two top revenue rises came from fellow nickel miners Jubilee Mines and Comet Resources.

Jubilee Mines is the stand-out performer in the rises category. The Perth company...

BIGGEST REVENUE RISES

	CHANGE (%)	INCREASE ($'000)	RANK IN TOP 500
1 Jubilee Mines	356,794.4	64,223	148
2 Comet Resources	10,545.5	12,760	178
3 Senetas	4,713.6	4,148	460
4 Amcom Telecom	4,027.7	4,068	425
5 adultshop.com	3,245.8	11,620	467
6 Matrix Oil	2,800.0	168	429
7 Vita Life Sciences	2,223.4	36,019	240
8 Renewable Energy	1,766.1	3,285	392
9 Third Rail	1,710.0	513	475
10 Ausron Energy	1,540.7	410	437
11 Genetic Technologies	948.4	3,860	390
12 CPH Investment	909.7	64,906	153
13 Aust Worldwide Exploration	867.3	6,600	368
14 ION	841.2	59,686	225
...fice Trust	833.9	360,961	47
...c Oil	832.0	4,443	361
...ic Resources	790.0	237	430
...ia Pacific	607.6	4,146,952	32
...an Technologies	554.3	765	402
...b Research	509.5	214	414

REVENUE FALLS

	CHANGE (%)	FALL ($'000)	RANK IN TOP 500
...y Investment	−257.7	−31,356	480
	−220.7	−13,860	230
...ergy	−182.5	−9,108	455
...ersified Share Fund	−119.5	−6,703	419
...munications Holdings	−97.8	−9,962	406
	−95.1	−1,153	410
	−89.3	−196,792	329
	−80.2	−32,930	270
	−71.3	−1,965,702	61
...el	−70.2	−4,156	466
	−70.1	−81,191	488
	−67.6	−80,231	119
	−59.5	−132,018	244
	−58.9	−6,317	400
	−54.3	−10,890	398
	−50.0	−101	424
	−47.3	−769	432
	−44.1	−4,322	426
	−42.0	−33,476	358
	−39.3	−55,471	373



30 THE WEST AUSTRALIAN MONDAY JUNE 18 2001

The West Australian

BUSINESS

Edited by STEVEN LOXLEY

Big guns blaze WA market lead

By Michael Weir

THE booming share prices of home-grown market darlings Wesfarmers and Woodside Petroleum have helped WA companies outperform the Australian sharemarket in the past 12 months.

Based on a new survey by accounting firm Deloitte Touche Tohmatsu, WA companies enjoyed 29 per cent growth in the year to May 31, compared with a 9 per cent gain in the all-ordinaries index.

Deloitte Perth partner Peter McIver said the firm had introduced the WA index as a way of tracking the performance of WA companies by comparing monthly market capitalisations of all listed WA companies against the all ordinaries.

The firm started with 330 WA listed companies at April 30 last year with a total market capitalisation of about $30 billion.

It has also introduced a South Australian index, but it is based on fewer stocks.

Mr McIver said WA stocks... performed strongly in the past 12 months, which was a positive signal for the future of WA listed companies.

"[It] shows that we c... deliver sustainable growth," ... said.

"Given the nature of the W... market, the Deloitte WA in... did not suffer from the A... 2000 tech crash to the s... extent as the all ordinaries.

"In addition, our listed c...


THE TOP FIVE
Genetic Technologies
Renewable Energy Corporation
Hardman Resources
Murchison United
Amity Oil
326 per cent
300 per cent
256 per cent
255 per cent
242 per cent

A flare at Amity Oil's Gocceler 1 gas discovery in Turkey. PICTURE: ...

...more shares if its cash and scrip takeover bid for Howard Smith is successful.

Wesfarmers' share price has also been driven by the company's own bullish profit predictions for the next two years.

The top performing WA stock in the past 12 months was biotechnology company Genetic Technologies, formerly Duketon Goldfields, whose market capitalisation has jumped 326 per cent to $196 million from $46 million.

...the Chinguetti 1 oil well off Mauritania in which it has an interest. Its share price has jumped 256 per cent in the past ... market capital-...

...panies have collectively not suf... some peaks and ... and two failed takeover bids ... major shareholder Royal Dutch-Shell. ... last month at ...

Safe, early foetal test on the way

DIAGNOSIS
by Helen Carter

A SAFER – and earlier – alternative to genetic amniocentesis could be on the market within two years.

The non-invasive procedure involves taking a blood sample from the mother as early as eight weeks into the pregnancy, separating the foetal cells, and testing them for genetic disease.

Melbourne-based company Genetic Technologies says it has developed a way of identifying foetal genetic disease by locating and genetically labelling foetal cells, which are then separated from maternal cells.

The Murdoch Children's Research Institute in Melbourne is providing samples to validate the method. Institute director Professor Bob Williamson said by year's end, it hoped to discover if the procedure was accurate and reliable.



Cells even younger than those of this 11-week foetus can be isolated.

Melbourne-based company Genetic Technologies says it has developed a way of identifying foetal genetic disease by locating and genetically labelling foetal cells, which are then separated from maternal cells.

"Over the next two years we want to prove how reliable it is so it becomes part of the normal antenatal profile," executive chairman Dr Mervyn Jacobson told *Medical Observer*.

...so, he estimated ... by up to ... women at 10 ...

...east two other ...ers University in ...ston Children's ... trying similar ...

...ent of the Royal ...nd NZ College of ...s and Gynaecol... Campbell said ... was seen to have ... potential but was ...ality.

Did You Know...

- GTG was recently added to the ASX / Standard & Poor Top 300 Index. This ranks GTG in the top 300 companies by market capitalisation.
- GTG has just completed refurbishment of its new laboratory in Melbourne. It will be the headquarters of GTG's scientific work including DNA testing, RareCellect and other emerging projects.

Genetic Technologies Limited ABN 17 009 212 328

Headquarters and Registered office:
60-66 Hanover Street,
Fitzroy, Vic 3065
Australia
Phone: +61 3 9415 1135
Fax: +61 3 9417 2987

Corporate Office
Ground Floor,
140 Phillip Street
Sydney, NSW 2000
Australia
Phone: +61 2 9233 5015
Fax: +61 2 9232 5313

Email: info@gtg.com.au

Newsletter Editor
Rebecca Christie
Buchan Communications Group
Phone: +61 3 9866 4722
Mobile: +61 417 382 391

g.tech update

THE OFFICIAL NEWSLETTER OF GENETIC TECHNOLOGIES LIMITED

Issue No.3
AUGUST 2002

Progress with NASDAQ listing



Present at NASDAQ are (L-R) Thomas Divivo from the Bank of New York, Eric Zitter from Global Markets Capital, Dr Mervyn Jacobson from GTG and Mark Saunders from Global Markets Capital.

The first stage in our quest towards our NASDAQ listing has been achieved. The Genetic Technologies American Depositary Receipts, or ADRs, became eligible for trading in the over-the-counter (OTC) markets in the US on 14 January 2002, via an ADR Level 1 program sponsored by the Bank of New York.

"This is a significant first step in this important process for GTG. Compared with the Australian stock market, the US securities market is both deeper and more stable. And importantly, the US is home to a huge capital market we will be able to access as required, with a view to raising capital for expansion or acquisitions," said GTG Executive Chairman, Dr Mervyn Jacobson.

The code for the Genetic Technologies ADRs is GNTLY and its CUSIP number is 37185R109. Trading activity may be viewed by logging onto the Bloomberg website at www.bloomberg.com. One GTG ADR is currently represented by 30 ordinary GTG shares on the Australian market.

The next major stage in the process is the more significant ADR Level 2 program which will allow the company's ADRs to trade on the fully automated, screen-based Small Cap NASDAQ market.

About ADRs

ADRs are commonly used to help channel US investment to foreign companies not listed in the USA. They are created when a broker purchases the company's shares on its home stock market and delivers them to the depositary's local custodian bank. The local

Contents...

Why list on the NASDAQ?

By Mark Saunders, Global Markets Capital Corporation

Genetic Technologies Limited has retained the Wall Street firm of Global Markets Capital Corporation to assist in the Listing of the Company's shares on NASDAQ in the United States.

An Australian biotech company will consider accessing the global capital markets for a variety of reasons. The most fundamental reason is to achieve the highest possible price for its stock (valuation). In the global capital markets, the US markets provide that liquidity, and the sheer number of buyers on NASDAQ contributes to that result. In addition, when seeking to raise extra capital, the higher price attributed to a NASDAQ listed company will result in the offering of less shares and at a higher price (so reducing dilution to the existing shareholders).

Many companies list on NASDAQ because their competitors and customers in the US are listed on NASDAQ. Global companies, to remain competitive, must seek to raise capital at the same price as their competitors.

Globally, all stock markets are volatile, and NASDAQ is no exception. The issue is valuation. Global analysts generally value stocks listed on the Australian market at a discount to NASDAQ listed stocks because:

1. The Australian company's accounting is in Australian GAAP – all NASDAQ listed companies, globally, have their accounting conformed to US GAAP. Competitors can be easily compared.
2. US investors are generally long term oriented and tend to hold their portfolios for a longer period than non-US investors. US investors often buy shares through their tax deferred retirement accounts. (401-K Plans). 401-K Plan buyers are generally longer-term holders as they are penalised if they liquidate their accounts prior to the age of 65.
3. The US has over 180 million retail buyers with stock broking accounts.
4. An Australian biotech company, unlike domestically focused companies, has potential revenues that are global in nature and competitors are readily comparable. GTG's potential is truly global and fees from licensing will likely be derived predominantly from Europe and North America.

The process of accessing the US capital markets for an Australian company is through the issuance of American Depositary Receipts (ADRs). All non-US companies' shares trade in the US in the form of American Depositary Receipts – this mechanism of transfer is well understood by US

g.tech

Biotech foresight patently obvious

First licensing successes for non-coding sequence patents

In early February 2002, GTG issued the first licence to use its patented non-coding technology to Brisbane-based company, Genetic Solutions.

At the time, it was regarded as a symbolic but significant step toward more widespread and more lucrative licensing arrangements. The follow-on effect has now begun. Non-exclusive licensing deals have been completed with two large biotechnology companies in the US, Sequenom and Nanogen. A number of other negotiations are in train.

Sequenom and Nanogen

Sequenom (Nasdaq: SQNM) has business interests in disease gene discovery – using its proprietary mass array hardware and software systems – and target validation, with the ultimate goal of developing therapeutic products. Nanogen, Inc. (Nasdaq: NGEN) owns platform technology that brings together advanced microelectronics and molecular biology to provide a flexible tool for identifying and analysing biomolecules. The technology has commercial applications in genomics, genetic testing and drug discovery and Nanogen intends to develop commercial applications in the infectious disease diagnostic market.

While North America is now the primary site of GTG's licensing activity due to the number and size of its genetics and genomics companies, the focus of activity will soon expand to Europe and to Australia. This progress comes after considerable resources have been expended in licensing negotiations.

In the knowledge-based biotechnology industry, a company's intellectual property portfolio forms a major part of its assets, particularly during the early years of operation. As soon as a new research finding shows potential commercial application, the rush is on to submit a provisional patent application before someone else gets there first.

But capturing IP in this way, which hopefully leads to a full patent being granted about 12 months down the track, is by no means the end of the story, as GTG's experience has shown.

Two very significant patents now owned by GTG were filed as a result of research that began in the late 1980s. They each apply to the utility of intron sequences (sometimes referred to as Junk DNA) – the vast stretches of DNA outside the small coding template that actually imprints the protein produced by that gene.

Non-coding sequences are now recognised as important controllers of the function of genes and can have many useful applications in DNA diagnostics, such as bone marrow typing for transplantation, identifying genetic abnormalities, gene-mapping and in the identification of traits of interest. In other words, many researchers in academia and now industry require access to GTG's patented technology.

However, recently, many researchers have been found to be using GTG's technology without a licence and they appear genuinely surprised that the GTG patents existed.

GTG is initially targeting medium-sized companies by US standards of capitalisation.

Did you know ...

That GTG's shareholder numbers have increased from 1,329 in April 2000, to 2,020 in April 2001, to 2,416 in July 2002?

What Intersuisse analyst, Peter Russell, had to say of GTG's first licence.

"I thought the intron sequence patent looked quite attractive. By taking out this first licence, Genetic Solutions has provided confirmation of the interest in GTG's technology from independent researchers."

"Regardless of the size of the licensing fees, this case in which a licence has been issued in the field of animal DNA testing represents a breakthrough for GTG. It is reasonable to think that there will be further moves toward licences related to human DNA testing, which would carry more weight and the likelihood of larger fees."

Did you know that...

GTG featured prominently in The Wall Street Transcript – an influential US-based weekly publication to help investors make better investment decisions when choosing stocks and sectors? GTG's present success globally and its future business opportunities in the US, including progress in listing on the Nasdaq, were discussed extensively.



DECLARED DIVIDENDS 2 · AUCTION RESULTS 4 · GREED 6
Business
Science finds profit in microscopic junk

How it came about is a tribute to the curiosity and determination of a small group of researchers, led by Dr Mervyn Jacobson, a medical man turned scientist and entrepreneur, who loves a chat and a challendge.

The Age, 22 April, 2002



MERVYN JACOBSON: Patents are the future

PATENTS AND PATIENCE PAY OFF

In the Australian biotechnology industry, Mervyn Jacobson is best known as the chairman and biggest shareholder of the paternity testing company Genetic Technologies Australia (GTG). Overseas, the Colorado-based Jacobson is known as the holder of patents that could give some big pharmaceutical companies a lot of trouble.

Jacobson owns 38.7% of the listed GTG, which makes most of its income from DNA testing facilities. The Melbourne company has also developed a product called RareCellect, a device that tests blood for genetic abnormalities in unborn babies. GTG's share price climbed from 24¢ in September last year to 56¢ on January 30 this year, and is now about 46¢. Most of that growth has been attributable to its "junk", or non-coding, DNA patents. Non-coding DNA covers 97% of DNA information, however it has been largely ignored by the biotechnology industry because it reveals less about genetic activity than the 3% of coded DNA.

"In recent years a lot of things have changed in the biotechnology sector," Jacobson says. "Suddenly everything is under review, especially non-coding DNA, and that is where we have three groups of patents that are going to become very valuable." Jacobson has three groups of patents that cover his non-coded DNA research. All are insured against patent infringement. He is holding discussions on potential licence agreements with 20 life-science companies in the United States. "Our patents and the licences are the future of the company," Jacobson says.

GTG is already represented in US markets through its American depositary receipts (securities that allow American investors to trade in overseas companies), and Jacobson says the company will list on the NASDAQ exchange in the US later this year. "A NASDAQ listing will give us more capital-raising options, and I also believe that American institutional investors will help to stabilise our share price," he says.

GTG was established in 2001 through a back-door listing from the gold mining company, Duketon Goldfields. It made a loss of $3.4 million in 2000-01, compared with a loss of $2.2 million by Duketon Goldfields in 1999-2000. Turnover in the 12 months to June 30, 2001, was $5.6 million, up from $4 million a year earlier. In November 2001 it sold its interest in a US medical instruments company, Cytomation, for $9.2 million.

JAMES KIRBY

GO TO ■ www.gtg.com.au

Gold in the DNA junk yard



For years it was dubbed the junkyard of DNA, but for one Australian company, it could prove

Just reward

From Mervyn Jacobson, Genetic Technologies

Your article and related editorial correctly report that our company, Genetic Technologies (GTG) now holds certain patents relating to the use of non-coding DNA sequences in genetic diagnostics and genomics (18 May, p3 and p4).

However, your implication that our success came "out of the blue" ignores our past 13 years of research, innovation, sacrifice and risk, the expenditure of millions of dollars on our research programme, our publications, our presence at international conferences and the mandatory widespread publication of our patent applications during the 1990s.

Like all other inventors, GTG was subjected to detailed scrutiny by numerous patent examiners in many jurisdictions, including the European Patent Office with its mandatory provisions for others to object. We also paid out some half a million dollars in patenting expenses.

Our company had the vision, the daring and the will in the late 1980s to pursue research in an area that others largely dismissed at that time – and we now deserve whatever success we achieved. Your comments imply it is wrong to be so successful. Surely well-established international patent conventions encourage precisely what we achieved. You also suggest that broad patents are intrinsically wrong. But with respect, how else do you reward broad inventions?

It is true that GTG is "now demanding licensing fees" in relation to commercial applications of its various patented inventions. Surely this is the usual and customary way that small research companies everywhere attempt to generate revenues from past inventions. However, to suggest our patents might hinder research is incorrect. GTG is itself a research group, and we have a proud record of actively encouraging research by others.

Melbourne


THIS WEEK
Footing the bill


LIFE 2.0

Mattick has been puzzling over introns since they were discovered in 1977. After 25 years, he's now convinced that much of the "junk" plays a crucial role in gene-to-gene communication ...introns and other non-coding RNAs in eukaryotes are "networked" into a control system to turn genes on and off at the proper times – a network so powerful it enabled higher organisms to rapidly evolve and diversify. (New Scientist, 8 June 2002)

Sequenom supports GTG in intron patent debate

In recent months, GTG was featured in three editions of the international weekly science magazine, *New Scientist*, in three quite different contexts. On 18 May a lead article and accompanying editorial about biotechnology, patents and licensing centred on GTG's ownership of patents for methods with broad application in biotechnology R&D.

The tone and content of the article and accompanying editorial implied that there was something inherently unfair about other companies having "to pay for one company's bright idea." Not everyone agreed.

Jay Lichter, vice-president of Sequenom, a recent licensee to the GTG non-coding patents said: "It's a solid invention. They (GTG) were on top of this before anyone else had even thought of it." (*New Scientist* 18 May 2002)

GTG in fact invested 13 years and considerable capital and effort to be awarded the patents, and this work was widely published and recognised world wide.

But *New Scientist* portrayed a less that factual scenario in publishing statements like "out of the blue comes a Melbourne-based company claiming to own the techniques they'll be using and asking for fees and patent royalties".

The article in the 18 May edition prompted Dr Jacobson to go to London to meet with Jeremy Webb, editor of *New Scientist*,

Ironically, while discussions regarding GTG's reply were under way, GTG was mentioned again in the 8 June edition of *New Scientist* in a feature on non-coding nucleic acids. This time, a simple statement of fact acknowledged GTG's ownership of the patents and licensing of its techniques: "In the 1990s, Genetic Technologies Limited in Melbourne, Australia, was granted several world patents on intron sequence analysis in humans, animal and plants, and it aims to extend that to all genes in all species. The company is now licensing these techniques to other biotech companies." (*New Scientist*, 8 June 2002)

New Scientist printed an opinion letter from Dr Jacobson on 29 June that finally countered the errors in the first feature article and supported GTG's foresight in pioneering this area of gene research.

In his closing sentences, Dr Jacobson summed up the company's position on the issue. "To suggest our patents might hinder research is incorrect. GTG is itself a research group, and we have a proud record

Did you know...

Our Sydney corporate office has moved to Level 9, 185 Macquarie Street Sydney NSW 2000



AgGenomics

New plant biotech venture

AgGenomics Pty Ltd, a collaborative research venture between GTG and the Victorian Government's Department of National Resources and Environment (DNRE), was officially launched on 20 March by Sir Gustav Nossal, Chief Scientist of the DNRE.

This new venture provides a specific example of GTG's efforts to expand its service testing capability.

Situated at LaTrobe University, the AgGenomics facility assists plant breeders to identify the genes responsible for commercially important traits such as resistance to diseases and accelerated growth, and thereby improve crop yields.

It is the first dedicated centre to employ advanced robotic technology to meet these needs of plant breeders in Australia.

"Last year, plant industries contributed $18 billion in gross value to the Australian economy. It is important that we continue to grow that value by applying new technologies such as genomics," Dr. Bruce Kefford, executive director of the DNRE, said of the new venture.

Initially, AgGenomics will provide plant genomics services in collaboration with the Plant Biotechnology Centre, under the direction of Professor German Spangenberg, also based at LaTrobe University.

(L-R) Sir Gustav Nossal, Professor Nancy Millis, AC, MBE and Glenn Tong, General Manager AgGenomics.



Message from the Chairman



I am very pleased to introduce the 3rd issue of g.tech update, the newsletter of Genetic Technologies Limited (GTG). As you can see, we have expanded from four pages to six pages in this issue, to tell you more about our growing list of activities. We hope you will find this information helpful in understanding the steady expansion of your company on several exciting fronts.

We previously described our plans to start out-licensing our non-coding patents. I am delighted to now point to the first three licenses – one in Australia, and two in the USA, as described in this newsletter. These successes have generated significant cash inflows to GTG as well as global media exposure. In fact, the week we reported the license to Sequenom in April 2002, GTG was featured as the best performing stock in Australia. Our licensing program is now expected to steadily build momentum over the coming months, with further announcements being made as appropriate.

We previously mentioned our plans to pro-actively expand our DNA service testing business and the g.tech update reported GTG's acquisition of a Perth based DNA testing lab last year, which further consolidated our position as the leading Australian laboratory for paternity testing. In this issue, we provide details of another GTG service testing success – the formation of AgGenomics – a new and significant partnership between GTG and a division of the Victorian Government's Department of Natural Resources and Energy located within LaTrobe University, in Melbourne. AgGenomics will use state of the art equipment to provide a unique new service in plant DNA testing and genotyping. This facility was announced in March 2002 by Sir Gustav Nossal, with considerable media exposure for GTG at that time.

The g.tech update has also referred to our interest in supporting other leading Australian research groups when we announced the formation of ImmunAid Pty Ltd, our HIV research program with the University of Western Australia. ImmunAid has since achieved some significant early progress and we are now accelerating this program. The ImmunAid Technical Review Committee has been expanded and we are now also extending this research program to include testing on species beyond mice, and even planning human monitoring trials later this year.

In addition, our foetal cell program, with the Murdoch Children's Research Institute and our Pathogen program with the University of Melbourne, each continues to make steady and pleasing progress.

GTG was featured in more than 50 positive media items in the first six months of 2002 – both in Australia and overseas, in newspapers, investment magazines, biotech newsletters, on radio, on TV and on the internet. It seems that slowly but surely, there is a growing global awareness emerging of the significance of our many achievements to date.

Meanwhile, we continue to expand our activities in the USA. While the out-licensing of our patents to US biotech companies remains our first priority, GTG also keeps an eye out for interesting new acquisitions in the USA. In late 2001, GTG made a first token investment in XY, Inc, the Colorado-based global leader in sex pre-selection in livestock. Other interesting US opportunities are also being evaluated. Meanwhile, in November 2001, we disposed of our investment in Cytomation, generating a cash infusion of more than US$5M. We continue on track with our NASDAQ listing by satisfying the various compliance requirements for GTG to be co-listed on NASDAQ later this year.

Finally, we continue to dispose of all remaining mining assets inherited from Duketon, generating additional cash for GTG as the opportunity presents.

We trust this newsletter will continue to forge closer ties with GTG's expanding list of shareholders.

As always, please let us know if you have any questions.

ImmunAid progress

The formation of ImmunAid Pty Ltd (ImmunAid) between GTG (60% ownership) and scientists working on the project (40% ownership) was announced in Issue No. 2 of g.tech update last October.

Progress on ImmunAid's research into the treatment of a mouse model of AIDS infection has exceeded expectations. A first patent has been filed, and plans to extend the work to another animal model of AIDS to test the new treatment across species are in the "advanced stage" according to Dr Manfred Beilharz, the senior scientist at ImmunAid.

The novelty of ImmunAid's approach is to attempt to interfere with regulator cells in the immune system that appear to function inappropriately and weaken the body's defence to retroviral infection.

A technical review committee has been established to oversee the scientific activity of the ImmunAid project. Chaired by Dr Jacobson, the other members are: Associate Professor Nicholas Deacon, Head of AIDS Molecular Biology Unit, National Centre in HIV Virology Research; Professor James McCluskey, Head of the Department of Microbiology & Immunology, University of Melbourne; Associate Professor Steven Kent, Infectious Disease Physician, Alfred Hospital; Dr Manfred Beilharz, Deputy Head, Department of Microbiology, University of Western Australia; Associate Professor Martyn French, Head, Communicable Diseases Service, Royal Perth Hospital; Dr George Rudy, Scientific Director of GeneType; Martin Ashdown BSc, the inventor, and Luisa Ashdown MSc, a senior scientist at GeneType.

Selling inherited mining assets

GTG is continuing to dispose of the legacy of sundry mining assets left to it by Duketon, through which GTG listed on the Australian Stock Exchange in August 2000.

Recently, the rationalisation included the sale of a crushing factory in Castlemaine, Victoria, for $300,000 cash and the recovery of a bond of a further $130,000.

XY, Inc

On 13 December 2001, GTG made its first investment in XY, Inc. of Colorado, USA. Dr Mervyn Jacobson has, for some years, served as Chief Executive Officer and President of XY, Inc. and also Chairman of its Board of Directors.

Since its formation in 1996, XY, Inc. has become the recognised world leader in the research, development and



L-R: Dr Mervyn Jacboson from GTG with Assoc. Professor Chis Maxwell and Dr Fiona Hollinshead from the University of Sydney with the world's first lamb conceived from sperm that has not only been sorted but also frozen and thawed before insemination. XY, Inc. is the owner of the technology.

commercialisation of sex-selection techniques in non-human mammals, including cattle, horses, sheep, pigs and endangered species. The company is in the process of commercialising its technology in the USA, Europe and South America.

The purchase by GTG of 12,689 common shares represents less than 1% of the issued capital of XY, Inc., however it is symbolic of GTG's interest to expand its holdings in promising new technologies.

Offshore

Dr Mervyn Jacobson has been elected as a founding member of the Colorado Biotech Association Board of Directors. The CBA emerged from the former Colorado Biotechnology Council established by the Colorado Governor's Office in 2001 to evaluate and advise the state of Colorado on becoming a centre for biotechnology in the USA.

As a private industry organisation, the CBA represents 21 companies in the biomedical, biotechnological, medical device and pharmaceutical areas as well as hospitals and academic institutions.

GTG sells out of Cytomation

On 7th November 2001, GTG announced to the Australian Stock Exchange that it had sold its entire shareholding in Cytomation Inc of Colorado for A$9.2 million.

At the same time, Dr Mervyn Jacobson resigned as Chairman of Cytomation, and GTG staff Ian Goudie and Ian Dennis also resigned as directors of Cytomation.

GTG had become increasingly frustrated by attempts to go forward with Cytomation and felt that the best business outcome was to terminate all arrangements. The benefits of this strategy are that GTG now has a strong cash reserve and the opportunity to pursue more fruitful commercial partnerships.



PROFILE: Dr Manfred Beilharz

Dr Manfred Beilharz is the Deputy Head of the Microbiology Department in the Medical Faculty at the University of Western Australia and the senior scientist at ImmunAid Pty Ltd.

His research interests are related to the treatment of infections in humans, particularly in devising and developing a new system for delivering low dose, oral interferon. Interferon is the first choice pharmaceutical for several diseases, such as hepatitis C and B infection and multiple sclerosis, but the high doses currently injected three times weekly can have serious side effects.

Genetic Technologies Limited ABN 17 009 212 328

Headquarters and Registered office:
60-66 Hanover Street,
Fitzroy, Vic 3065
Australia
Phone: +61 3 9415 1135
Fax: +61 3 9417 2987

Corporate Office
Level 9
185 Macquarie Street
Sydney, NSW 2000
Australia
Phone: +61 2 9233 5015
Fax: +61 2 9232 5313

Email: info@gtg.com.au
www.gtg.com.au

Newsletter Editor
Rebecca Christie
Buchan Communications Group
Phone: +61 3 9866 4722
Mobile: +61 417 382 391
rchristie@bcg.com.au